02029763

Stanley Works
ARls
P.E. 12/29/01

APR 8 2002


FatMax™

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL

DIFFERENTIATION

THE STANLEY WORKS
2001 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(Millions of Dollars, except per share amounts)	2001	2000	Change
Closing market price per share	**$ 46.57**	$ 31.19	49%
Total return (share price change plus dividends)	**53%**	7%	
Pro Forma Financial Highlights			
Net sales	**$ 2,624**	$ 2,749	(5%)
Operating income*	**$ 350**	$ 341	3%
Percent of sales	**13.3%**	12.4%	+90bp
Net earnings*	**$ 202**	$ 194	4%
Per share	**$ 2.31**	$ 2.22	4%
Return on capital employed	**16.6%**	17.8%	(120)bp
Dividends per share	**$ .94**	$ .90	4%

*2001 amounts above are earnings excluding restructuring, asset impairments and other special charges and credits, which are described in Management's Discussion and Analysis of Financial Condition and Results of Operations, on pages 32 - 39.

(Millions of Dollars, except per share amounts)	2001	2000
Reported operating income	**$ 329**	$ 341
Reported net earnings	**$ 158**	$ 194
Per share, diluted	**$ 1.81**	$ 2.22

159TH MANAGEMENT LETTER TO SHAREOWNERS

THE VERY DNA OF OUR COMPANY IS CHANGING. STANLEY IS EVOLVING INTO A SERVICE-DRIVEN, CUSTOMER-FOCUSED COMPANY. THIS HAS LED TO FINANCIAL PERFORMANCE THAT DIFFERENTIATES US AMONG OUR PEERS.



TO OUR SHAREOWNERS 2001 was a relatively solid year financially and the most significant of this management team's tenure. Despite a year-long economic recession, Stanley gained market share and delivered earnings growth, differentiating itself from peers in doing so. Several years of cost rationalization, building the senior management team and attention to customer needs manifested themselves. As a result, total shareowner return was 53% (49% price appreciation plus 4% dividend yield) versus an average 9% for peer companies.

- Sales were $2.624 billion, down 5% from last year. Severe economic slowing in the U.S. and Europe more than offset new wins and the carryover effect of market share gains in the latter half of 2000.
- Earnings per diluted share ("EPS") of $2.31 were 4% above last year. This was the best performance among the 11 companies in our peer group, only one other of which recorded an increase.

Consistent delivery despite adverse economic conditions is an attribute to which we aspire. Wall Street rewards growth in general, but consistent, predictable growth even more. Consensus EPS has been met for ten consecutive quarters, and the stock market has responded.

- Operating margin expanded 90 basis points to 13.3% from last year's 12.4% as a multitude of productivity programs were completed. These more than offset a shift to lower gross margin retail markets created by the severe industrial recession. The operating margin rate represents a 45-year high.
- Acting early on a weakening economic environment, we delivered another $80 million in productivity even with negative volume leverage. Despite lower sales, our selling, general and administrative expenses declined from $657 million (24% of sales) in 2000 to $586 million (22% of sales) in 2001, with a year-end run rate of 21%.
- Return on capital employed was a solid 16.6% despite the acquisition of Contact East, while debt-to-capitalization (debt less cash on hand) declined 210 basis points to 31.3%.

OUR VISION AND STRATEGY ARE UNCHANGED: WE ARE COMMITTED TO BECOMING A GREAT BRAND, WINNING ON MAIN STREET AND WALL STREET.


GREAT
BRAND

GROWTH: Growth in our markets emanates from three sources: new products, outlet expansion and ever-improving merchandising. Over the last four years, our product development process and organization have generated over 400 new products, and 2001 was right in line with more than 100 products introduced.

The vitality index (sales of new products introduced in the past three years) rose from 18% last year to 24% in 2001. The U.S. Industrial Designer's Society and *Business Week* recognized our 24" FatMax® level for design innovation (our 6th in the last three years). The sustained product flow resulted in being named Innovator of the Year again, the only repeat winner, by the *National Home Center News*. In addition, we were named Vendor of the Year for the second time in three years.

Our most notable success has been with the FatMax® family. Initiated with the 25-foot FatMax® tape rule in 1999, this value proposition – that professional users will seek a higher price-point product that delivers real value – was extended into a family of six tools in 2000, and the family grew to 12 tools in 2001. In 2000, overall FatMax® sales were two million units, and that grew to 6 million in 2001. With another 6-8 products added in 2002, sales should rise to 10 million units.

The response of major retailers to these new products has been outstanding. In particular, Lowe's increased its listing to include the FatMax® family of tools and benefited from strong point-of-sale gains.

In the spring, an entire new line of entry doors was introduced at The Home Depot. Ramped up in less than six months and rolled out with innovative point-of-sale information and packaging, this new line has had very strong consumer acceptance.

In 2001, innovations expanded to our other businesses as well. For example, in Access Technologies new sensing technology has the potential to change the game. Just being installed in a variety of airports, this new technology opens and closes doors based upon "seeing" the individual versus motion. Video is important in risk management and loss prevention at retail stores and overall security at all commercial sites since integrated recording and lockdown are now feasible.

For 2002, another 100 products should be introduced; and with them the vitality index should increase to 27%, reaching the goal established in 1997. In order to assure that these new products are not being cannibalized before being absorbed by the market, our emphasis will shift over the next few years to a search for new segments to enter as well as emphasizing industrial markets.

Outlet expansion is the key to ubiquity and involves expanding the number of traditional stores where Stanley products can be found as well as improving national account penetration. In total, over 11,000 outlets were added across all of our business segments in 2001. On the traditional front, our Preview Dealer program has had enormous success. Membership requires signing up for four new products annually (less than a $200 purchase for each product) which are exclusive to this channel for 30-60 days. Membership tripled from 2,500 (11% share of the U.S. hardware store population) in 2000 to over 7,500 (33% share) in 2001. Other initiatives added almost 6,500 outlets in the construction supply, automotive and hardware store channels frequented by professional tradesmen.

On the national account front, several successes were realized. Early in the year, a strategic alliance was formed with Wal*Mart. Stanley was named category captain for hand tools and mechanics tools. The rollout of 97 items began in March and is virtually complete. Our sales quadrupled, and strong double-digit growth is expected this year. Perhaps most telling is that comparable store sales showed a dramatic swing and grew at a double-digit rate once the line was introduced across the chain. That occurred despite the displaced private label brand still having 30% of the inventory at year-end. This result shows that the Stanley® brand has leveragable power with the customer and consumer, provided a customer service culture exists. It also shows that a true program partnership is a strong, transferable business model. Following the same process, Target also named Stanley category captain for its hand tool offering, and 12 feet of our tools were rolled out into every store.

The expansion, however, was not limited to retail or to the U.S. In 2001, we succeeded in spreading and advancing the same types of programs into Europe. In the U.K., according to recent market research, Stanley has attained the #1 position in each of the top nine hand tool categories at home center stores and represents 76 of the top 100 items.

While industrial markets are the worst in 40 years according to some customers, our position with them is clearly improving. At Grainger, for example, expansion of the offering to include our FatMax® and other new Proto® and Stanley® products has been complemented with floor and counter merchandising at many of their branch locations.

Our merchandising strategy involves the development of options that can be tailored to the needs of each customer. Doing that enables us to leverage our licensees and promotional partners. These are added-value purchase incentives that drive retail volume. For example, our "Work it to the Max" program – a national sweepstakes for a personal watercraft – was designed to build end-user relationships and brand-awareness in the independent and industrial channels. The program yielded over $650,000 in sales. Another promotion, the "Work Hard. Play Hard" program, combined a sweepstakes with a value-added purchase incentive. In exchange for branding in alternate channels of distribution, Kawasaki® USA formed a strategic alliance with Stanley and is providing recreational vehicles to sweepstakes winners.

Promotions are becoming a very big part of our brand-building efforts. By sponsoring Wal*Mart events such as the recent FLW Tour professional fishing tournament, the Stanley® brand is becoming more ubiquitous. At Mac, a five-year sponsorship of the premier NHRA drag racing event, the Mac Tools U.S. Nationals, provides a relationship-building vehicle with racing fans everywhere.

Our industry-leading licensing program continues to be successful. In 2001, Payless Shoe Source sold over 1 million pairs of Stanley® work boots; ride-on and walk-behind Stanley® lawn mowers are in all 2,600 Wal*Mart stores, outselling a leading brand 3:1; and Stanley® work gloves have been placed in over 25,000 stores.

Nurturing brands requires consistency of merchandising and "look." As shown in this report, uniform racking, signage and display materials were developed and applied consistently to numerous brands in our family. For example, the breadth of the hand tool product line enables presentation in a unified format. Traditional outlets are being encouraged to carry a well-planned display versus the current sporadic assortment which today leads to poor sales and fill rates. We are proposing that large hardware stores carry a 16-foot plan-o-gram of 204 SKUs versus the average 30 SKUs carried today. Early tests of this display show significant point-of-sale growth.

In summary, the winning formula is delivering low-cost, branded, innovative new products with superb customer service. Progress in product innovation, outlet expansion and fresh merchandising are having the desired effect. While our 5% sales decline is certainly no cause to celebrate, that was far less than the double-digit drop experienced by many in our peer group. That share gain will become evident when the economy turns upward.

POSITIONING Building brands is a difficult, time-consuming and laborious process. One cannot buy "share of mind" without customer experience, which is generally developed over many years. For example, in the hardgoods industry there have been many attempts by retailers to develop private label brands with little success thus far.

We continue to benefit from our family of powerful brands – Bostitch,® Mac,® Proto,® Vidmar,® ZAG® among others – that have been built over decades and, of course, Stanley® over a century and a half.

The Stanley® brand has a unique position in global markets that is not easily valued on a balance sheet. The position is unique because the hardgoods industry is extremely fragmented, and Stanley® is the only brand with a wide breadth of product line and geography (and even that can be expanded). Now that new product development is a way of life and fill rates are improving, it's time to begin to capitalize upon this heritage. The Wal*Mart partnership is its first manifestation, but the real key is in what we term "category management." Without category management, there is little analysis and understanding of why a product, or stock keeping unit (SKU) in retail parlance, is added to a customer's listing. With it, the customer and supplier have the same goal: sell more products to the end user. Little time is spent battling competitors for listings or shelf space. The strength of the brand and the breadth of the product line enable Stanley to be positioned as the category manager or captain of hand tools, fastening, mechanics tools, storage and hardware product lines.

BRAND STRENGTH AND CUSTOMER SERVICE IMPROVEMENTS WERE KEY ENABLERS OF STANLEY'S 2001 PARTNERSHIP WITH WAL*MART, OUR FIRST REAL SUCCESS IN CATEGORY MANAGEMENT. SALES QUADRUPLED IN 2001.


WAL*MART

Category management has two steps: Whitespace analysis and Make-To-Stock/Make-To-Order (MTS/MTO). Whitespace is defined as a high-performing SKU (top 100) that is not listed by the customer. Historically, the reason for the gap is that all the customer interface time involves a face-off against competitors rather than analysis of the customer's offering to the ultimate consumer. Moreover, the analysis is not confined only to retail. When Whitespace analysis was completed for a large industrial distributor, it was determined that its sales could increase 10% and return on investment triple by eliminating low-performing SKUs and replacing them with high-performing ones that were not being carried. This is the beauty of category management.

Increasing market share at major retailers will require continued innovation and, more importantly, sustained fill rates. Achievement of excellent fill rates is shifting from brute force and excess inventory to process disciplines that result in an integrated production-sales-inventory system. Continuing SKU reduction and the MTS/MTO initiative are key to making that happen.

To have that occur, however, requires shifting the SKU offering. "Full line" has evolved in our industry to "whatever you want," whether it sells or not. This causes innumerable problems including poor fill rates since forecasting sporadic demand is impossible, and results in very low return on investment for both customers and suppliers. A full line – just like a full glass of water – has definition. Anything more is just waste or whim. The MTS/MTO initiative suggests that we only Make-To-Stock those items that have sufficient volume to warrant being warehoused. The remainder can be Make-To-Order with longer lead times. Thankfully, we are reaching category management status with more and more customers who are responding very favorably to the compelling analysis being put before them.

The second part of positioning relates to the relative performance of the product segments in our portfolio. Overall, 57% of our sales had more than a 20% return on the capital invested in those businesses – up from 47% in 2000. In addition, two underperforming businesses had significant turnarounds by year-end and are worthy of mention.

The best story of the year was the resurrection of our Hardware business from its near-death state. Prior to this year, this business was saddled with high costs making it unprofitable, and poor fill rates were causing market share loss. The relocation of production from high-cost locations to our manufacturing facility in Xiaolan, China was executed flawlessly. As a result, the Hardware business turned a 1999 loss into profitability that, by year-end, was among the highest in the company. Fill rates were impeccable. Customers noticed and began to return business lost in 1998 and 1999.

Our Mac business has labored for the last few years trying to make the Mac Direct experiment profitable. In 2001, under a new leadership team, non-performers representing one-third of the Mac Direct distibutors were removed; a new compensation plan was implemented; and operating expenses fell 20%. The mix between direct and distributor sales forces was rebalanced, and the recruiting process time dramatically reduced. As a result, Mac broke even in the fourth quarter, and a $38M positive swing in cash flow resulted. Mac is on its way to recovery.

COMPETITIVENESS The world is awash with excess capacity. Manufacturers of fabricated metal products produced at 68% of capacity late last year, only seven points above the computer industry. Moreover, that capacity is sticky, i.e. it doesn't move easily up or down in response to demand. The result is severe pricing pressure with predictable consequences on profitability. The only response in such an environment is sustained productivity. The methods and methodology may change, but the objective is constant.

Competitiveness rests on three pillars: Simplification along multiple dimensions; Standardization of operating systems; and Systemization to eliminate redundancy. The result is the Stanley Production System:


SIMPLIFICATION
PERFORMANCE MANAGEMENT
RESTRUCTURING
NEW PRODUCTS
STANLEY
PRODUCTION SYSTEM
PROCESS
LCC
KAIZEN
SIX SIGMA

For example, simplification requires fewer facilities, fewer non-performing SKUs and fewer suppliers. In 2001, 12 more facilities closed; 15,000 SKUs were eliminated; and suppliers were reduced by 11%.

Another 600 kaizen events were conducted, following 600 last year and 500 in 1999. In three years, nearly 3,000 processes have been affected, and 650 events are scheduled for 2002. Moreover, our own version of Lean Six Sigma™ was initiated with the hiring of a world-class leader. She hired and/or trained 15 Master Black Belts and Black Belts since April, and they delivered almost $6 million in productivity.

Interestingly, the ability to implement one element of the system (facility rationalization) turns a cost initiative into a growth vehicle in fragmented markets like those in which we participate. One of our acquisition alternatives is companies serving industrial markets that are available for reasonable valuations because they have excess plant capacity. This rationalization expertise provides acquisition currency and widens the playing field.

It became evident early in the year that the U.S. economy would rebound slowly, if at all. Industrial markets were in a deep recession, and tech markets were exhibiting depression-like demand. We took action early and often to decrease production and associated overhead costs and put a virtual lockdown on SG&A spending. Employment was reduced by over 1,900 positions versus the 1,000 originally estimated.

Competitiveness requires a constant monitoring of the environment and assurance of a level global playing field. This is the genesis of our proposal to change our place of incorporation which is fully explained in the proxy statement that accompanies this annual report. Our Taiwanese competitors have a statutory tax rate of 20% so our current 32% places us at a severe disadvantage. This proposal would mitigate – but not eliminate – that situation. The economic benefit is compelling: one year of free cash flow every five years that can be reinvested to grow organically or through acquisition.

For those concerned that this appears to be a "tax dodge," nothing could be further from the truth. First, Stanley would continue to pay significant U.S. taxes. Second, a corporation is owned by shareowners who pay taxes to the government both directly (on dividends and capital gains resulting from share price appreciation) and through the corporation itself. This proposal would actually result in higher combined U.S. taxes paid in the near term, and would allow the reinvestment of the corporate savings at a much higher rate of return. Future share price appreciation would once again add to U.S. tax coffers.

Finally, we are attempting to change the DNA of our company by becoming a true learning organization. To that end, the recently completed Stanley Center for Learning & Innovation will be utilized to train our associates in our values, operating mechanisms and statistical processes. It will enable the transfer – not just the sharing – of best practices. Best practices emanate from the world's best companies but also from peers, and perhaps most directly, from each other.

OUTLOOK While the economic pundits are all stating that the recession is over, it's important to note the context of those statements. Economists look at sequential improvement (from one quarter to the next quarter). In contrast, companies report variances (from the current quarter to the same one a year ago). Although it appears that the economy is bumping along at a relatively low level, the comparisons in the first half of 2002 will be to the best half of 2001. Therefore, "comparables" won't get easier until the second half. Moreover, while inventory is being worked down, it is still too high in the industrial distribution channels as the inventory-to-sales ratio shows. In short, prudence dictates not to plan for a sales rebound until late in the year...and a muted one even then. As a result, a restructuring has just been completed which should position us once again for earnings growth in 2002.

Over the last five years, our company has become much more competitive and its senior management team more seasoned. Our original objective was for earnings to grow at a low- to mid-teens trend rate and through a recession. With an ever-improving operating cost structure, solid market share gains and a developing results oriented culture, our team is poised to grow at a double-digit rate through the recession.

The work over the last several years in reducing structural cost means that a relatively small sales bounce will show the enormous operating leverage built into our business model. We anxiously await the opportunity to turn that rhetoric into results.

John M. Trani

John M. Trani
March 2002

THE SCORECARD


OPERATING MARGIN*
12.4%
11.4%
12.4%
13.3%
1998
1999
2000
2001


RETURN ON CAPITAL EMPLOYED*
19.8%
17.0%
17.8%
16.6%
1998
1999
2000
2001


EPS*
$2.14
$2.06
$2.22
$2.31
1998
1999
2000
2001

2001: EPS GROWTH IN A CHALLENGING ECONOMY AND THE HIGHEST OPERATING MARGINS SINCE 1955


WORKING CAPITAL TURNS
3.3x
3.4x
3.6x
3.6x
1998
1999
2000
2001


FREE CASH FLOW#
$(82)
$42
$94
$68
$0
$0
$0
$0
1998
1999
2000
2001


OPERATING CASH FLOW
$56
$222
$236
$222
1998
1999
2000
2001

*EARNINGS AMOUNTS IN 2001 EXCLUDE RESTRUCTURING, ASSET IMPAIRMENTS AND OTHER SPECIAL CHARGES AND CREDITS. 1999 AND 1998 EXCLUDE RESTRUCTURING, RESTRUCTURING-RELATED TRANSISTION COSTS AND SOME Y2K COMPLIANCE COSTS. IN ADDITION, 1999 IS EXCLUSIVE OF CERTAIN ONE-TIME CHARGES AND CREDITS. THESE ITEMS ARE DESCRIBED IN MD&A ON PAGES 32 - 39.

#FREE CASH FLOW = CASH FROM OPERATIONS – CAPITAL EXPENDITURES – CAPITALIZED SOFTWARE – DIVIDENDS.


STANLEY
Worley ACE


WAL*MART
STOP


LOWE'S
HOME IMPROVEMENT WAREHOUSE

> WAL*MART NAMED STANLEY "CATEGORY CAPTAIN" AND INTRODUCED A BRANDED PROGRAM OF STANLEY® AND ZAG® PRODUCTS IN ALL THEIR STORES.

> THE SUCCESS OF OUR FATMAX® LINE OF TOOLS WAS FUELED IN LOWE'S STORES BY A PROMOTION IN WHICH CONSUMERS ENTERED TO WIN A HARLEY-DAVIDSON® MOTORCYCLE.

> WE BROKE INTO THE ELECTRICAL SUPPLY CHANNEL WITH AN AGGRESSIVE SALES AND MARKETING PROGRAM.

> STANLEY® CONVERSION VANS HIT THE ROAD, PRESENTING OUR LINES TO THE TRADITIONAL HARDWARE CHANNEL.


STANLEY BOSTITCH
BradNailer/Compressor - ComboPack
Clavadora de puntas/compresor - paquete combinado
Compresseur/cloueur à parquet - ensemble combiné
1.5 HP
6.0 GAL
OIL-FREE COMPRESSOR
BOSTITCH
$299.00
YOU COULD WIN
a Harley-Davidson Fatboy Motorcycle
STANLEY
FatMax
sweepstakes
STANLEY
FatMax

Building MOMENTUM

*In 2001, our company reaped the benefits of initiatives that started in 2000, with major home center stores like Lowe's, mass merchants like Wal*Mart, and traditional hardware stores and lumberyards.*

That momentum carried us forward in 2001 and was due to the strengths that set us apart – a family of respected brands, superb customer service, innovative products, breadth of line, ever-lower costs and exciting merchandising and packaging.

By year's end, it was apparent that Stanley was positioned to leverage these strengths to provide a superior value proposition to an ever-wider array of customers.

CUSTOMERS FROM AROUND THE WORLD RESPONDED IN 2001. THE FOLLOWING PAGES DEMONSTRATE THEIR ENTHUSIASM FOR THE STANLEY FAMILY OF BRANDS.


INNOVATOR of the
YEAR
2001
STANLEY

GROWING BY DESIGN.

A STEADY STREAM OF NEW PRODUCTS IS THE LIFEBLOOD OF THIS COMPANY. In 2001, Stanley introduced more than 100 new products, bringing to 400 the number of new products introduced in the past four years. The vitality index (sales of products introduced in the past three years) rose from 18% last year to 24%. The U.S. Industrial Designer's Society and *Business Week* awarded an IDEA award for excellence in industrial design to the 24" Stanley® FatMax™ level, the sixth such award received in the past three years.


ANTIVIBE

STANLEY® ANTIVIBE® ALL STEEL HAMMER



STANLEY® ALUMINUM CONTINUOUS HINGE



ZAG™ FOLDING WORKBENCH



MAC® GLOBAL OBDH SCAN TOOL


BOSTITCH

BOSTITCH® 2HP INDUSTRIAL AIR COMPRESSOR


STANLEY

STANLEY® QPS NUT RUNNER


STANLEY
FatMax


FatMax

STANLEY® FATMAX™ FIXED BLADE KNIFE


BOSTITCH

BOSTITCH® N88-RH FRAMING NAILER


STANLEY

STANLEY™ HYDROVERTER HYDRAULIC CONVERTER



STANLEY™ HYDRAULIC PIN BRAZING SYSTEM



MAC® AIR IMPACT WRENCH



PROTO® BIG DAWG™ RATCHET


STANLEY
WoodGrain
Prefinished Fiberglass


THE HOME

INNOVATION OPENS DOORS...

Stanley introduced a new line of steel residential entry doors at The Home Depot. Working with customer personnel, Stanley overhauled the line to accommodate Home Depot's needs. The introduction of the new door line was backed with aggressive in-store merchandising and national advertising in *U.S.A. Today*. **THE RESULT:** Sales of entry doors at Home Depot were robust since the introduction of the new line, and the number of special orders of custom doors climbed steadily. Stellar execution of this product line transformation enabled that.


EXTERIOR DOORS
STORM DOORS
SKYLIGHTS
Siding, Roofing & Windows
Installed For You
STANLEY

SO DOES PARTNERSHIP.

Working together with our customer's logistics people, we developed the Double Diamond Series Door. This innovative product from Stanley Access Technologies solves multiple energy and efficiency problems. In addition, it can absorb a forklift impact without serious damage.




TARGET

TARGETING CONSUMERS

In 2001, Target named Stanley category captain for tools, adding a solid representation of our products – including mechanics tools, hand tools and ZAG® storage products – at approximately 1,000 stores. Opportunities to offer our branded products through new customer outlets continue to present themselves, and Stanley continues to find new ways to serve these customers. **THE RESULT:** Stanley has gained considerable market share in the mass merchant channel and is positioned to grow sales there.


Stanley
screwdrive


GRAINGER
STOREHORSE
Order online at
www.grainger.com anytime.
On Sale Now!
PROTO
STANLEY

AND THE INDUSTRIAL CHANNEL.


GRAINGER
Industrial Supply

For the past 12 years, Stanley has been a strategic supplier to Grainger, the leading North American industrial distributor of products used by businesses to maintain, repair and operate their facilities. This year, the relationship strengthened and evolved into a partnership. **THE RESULT:** A successful merchandizing effort that included innovative product introductions, merchandising and promotional activities, and joint selling efforts to national accounts and the government. Floor and counter merchandising at over 370 Grainger branches in the U.S. highlighted new products.


GREAT OFFERS
bathroom accessories
HALF PRICE
GREAT OFFERS
GREAT OFFERS
GREAT OFFERS
garden centre
ROLLING WORKSHOP XL
3 in 1
SAVE
SAVE
ONLY
HOMEBASE



WINNING AROUND THE WORLD

At Homebase in the U.K., our category management techniques enabled Stanley to capture the "better" and "best" segments of hand tools and toolboxes. Competitive pricing, in-store merchandising, innovative products and well-coordinated promotions provided a winning value proposition for Homebase customers. **THE RESULT:** Stanley's share of the Homebase hand tool business increased from 21% to 32%, and Stanley's share of the U.K. hand tool market grew from 20% to 26%.

AND AROUND THE STORE.

The strength, breadth and presentation of the Stanley® brand are clearly demonstrated by the products offered at Amy's, a Do-It-Yourself store in the U.K. Stanley U.K. worked with Amy's marketing personnel to create a store within a store that combines interactive and visual product displays with one-on-one demonstrations and "How-To" videos. **THE RESULT:** Amy's customers are encouraged to touch, feel and try Stanley® branded products as well as the latest Bostitch® fastening tools.



Great Value!
Feel
STANLEY
The perfect finish starts with STANLEY
Discover Air Power
BOSTITCH
Discover Air Power
MOBILE JOB CHEST


STANLEY
MAKE SOMETHING GREAT
服务热线
800 810 5781
买STANLEY壁柜门的顾客只需
加588元即可获赠
值1500元优质环保内置格架一套
用品质改变生活
LUXALON
STANLEY



A GROWING PRESENCE

This Dedicated Stanley® Store (DSS) in Beijing, China demonstrates the ubiquity and strength of the Stanley® brand. Most of these stores are in professional retail markets for interior design products. The DSS concept employs proven corporate merchandising materials and promotes the Stanley® brand. **THE RESULT:** Since the first Dedicated Stanley® Store was opened in 1997, the concept has expanded to over 150 stores.

IN A GROWING MARKET.

Long a valued customer in the U.K., B&Q opened its first store in Shanghai, China in June 1999. Since then, Stanley China has partnered with B&Q, offering innovative products at attractive prices. There are now five B&Q stores in China, with 50 additional stores scheduled to open by 2005. **THE RESULT:** Sales growth with B&Q in China averaged over 100% per year in 2000 and 2001. Mr. Hanson Tian, President of B&Q China, says, "It is a marriage; we are in the honeymoon and will be lifetime partners."




HAND SAWS
锯类
CUTTING TOOLS
切割工具
STANLEY
STANLEY


STANLEY®
MAKE SOMETHING GREAT™
美国
Dedica


史丹利专卖店
ted Stanley Store

THE STRENGTH AND INNOVATION OF OUR PRODUCTS, THE POWER OF OUR FAMILY OF BRANDS AND OUR PEOPLE CREATE GROWTH OPPORTUNITIES FOR STANLEY AROUND THE WORLD.


STANLEY

MAKING A DIFFERENCE.

Recognizing our responsibility to give back to our communities, Stanley supports many charitable initiatives: In recent years, Stanley has donated cash and products to Habitat for Humanity and helped the Industrial Education Alliance with tools and promotional support. In addition, Stanley donated more than $114,000 to United Way chapters, contributed $200,000 to the American Red Cross Disaster Relief Fund to support rescue and recovery efforts, as well as for the victims of the September 11th attacks, and matched almost $350,000 of employee gifts to qualifying nonprofit organizations.


STANLEY

SKILLSUSA-VICA Stanley is an Official Sponsor of SkillsUSA-VICA, a national organization that provides students with training and job opportunities in carpentry, masonry, electrical, plumbing and over 100 other specialties. Stanley founded the TeamWorks competition, which is held during the SkillsUSA Championships and encourages students to explore various building trades. Stanley donates Stanley,® Bostitch® and Goldblatt® products, as well as cash, to this event.

RED FEATHER DEVELOPMENT GROUP Over 20 million people watching a recent Oprah Winfrey Show witnessed Stanley making a large tool donation to the Red Feather Development Group. Established in 1995, this is a nonprofit housing and community development organization whose mission is to work with American Indian nations to find lasting solutions for the serious housing and community development problems that continue to plague many of their reservations.





VENDOR
of the YEAR
2 0 0 1
STANLEY

A FAMILY OF STRONG BRANDS.

At Stanley, our umbrella brand – Stanley® – is one of the great names in hand tools. Stanley® and ZAG® are very powerful in the consumer channel. Our professional brands are just as powerful: Goldblatt,® FatMax,™ Husky,® Contractor Grade,™ Mac.® Finally, our industrial brands – Stanley,® Bostitch,® Jensen,® Proto,® Vidmar® – present the potential for solid growth. Whenever there's a customer who wants to Make Something Great,™ there will be a Stanley branded product to help do it.

PRODUCT GROUPS/BUSINESS SEGMENT	PRINCIPAL PRODUCTS/BRANDS	
HAND TOOLS Tools	**Carpenters' hand tools, electronic tools, garden and masonry tools.** Stanley® / Contractor Grade™ / FatMax™/ Max Grip™ / DynaGrip® / Powerlock® / IntelliTools™ / AccuScape® / Goldblatt®	
MECHANICS TOOLS Tools	**Mechanics and industrial hand tools, toolboxes.** Stanley® / Proto® / Husky® / Vidmar® / ZAG® / Jensen® / Contact East®	
MAC TOOLS Tools	**Mechanics and industrial hand tools, air tools, toolboxes, electronic diagnostic tools.** Mac Tools®	
FASTENING SYSTEMS Tools	**Pneumatic fastening tools and fasteners.** Bostitch® / Atro®	
AIR TOOLS Tools	**DC electric and pneumatic precision assembly tools and systems for the vehicle assembly market.** Stanley®	
HYDRAULIC TOOLS Tools	**Handheld hydraulic tools; mounted hydraulic breakers, shears and crushers.** Stanley® / LaBounty®	
DOOR SYSTEMS Doors	**Residential entry doors, bi-fold and sliding closet doors, mirrored doors and decorative mirrors.** Stanley® / Stanley-Acmetrack™ / Monarch™ / Acme®	
HARDWARE Doors	**Residential entry door hardware; consumer, residential, architectural and industrial hardware.** Stanley®	
ACCESS TECHNOLOGIES Doors	**Power operated doors and sensors. Access door installation, repair and maintenance.** Stanley® / Magic-Door®	

BOSTITCH | Goldblatt | JENSEN

MAC TOOLS | STANLEY | LaBounty

PROTO | Vidmar | ZAG


MB3570

FROM HAND TOOLS TO HYDRAULICS, DOORS TO FASTENING SYSTEMS, INNOVATION IS ACCELERATING STANLEY'S EVOLUTION.

MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of The Stanley Works is responsible for the preparation, integrity and objectivity of the accompanying financial statements. The statements were prepared in accordance with generally accepted accounting principles. Preparation of financial statements and related data involves our best estimates and the use of judgment. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.

The company maintains a system of internal accounting controls which is designed to provide reasonable assurance, at appropriate cost, as to the reliability of financial records and the protection of assets. This system includes monitoring by an internal audit function. It is further characterized by care in the selection of competent financial managers, by organizational arrangements that provide for delegation of authority and divisions of responsibility and by the dissemination of policies and procedures throughout the company.

Management is also responsible for fostering a strong, ethical climate so that the company's affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in the company's Business Conduct Guidelines which are publicized throughout the organization. The company has a long-established reputation of integrity in business conduct and maintains a systematic program to assess compliance with these policies.

The adequacy of Stanley's internal accounting controls, the accounting principles employed in its financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of outside directors. Both the independent auditors and our internal auditors have unrestricted access to the Audit Committee, and they meet with it periodically, with and without management present.

January 24, 2002

John M. Trani
Chairman and Chief Executive Officer

James M. Loree
Vice President, Finance & Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Shareowners
The Stanley Works

We have audited the accompanying consolidated balance sheets of The Stanley Works and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, changes in shareowners' equity, and cash flows for each of the three fiscal years in the period ended December 29, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at December 29, 2001 and December 30, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Hartford, Connecticut

January 24, 2002, except for Note H and Note S, as to which the date is February 8, 2002

SUMMARY OF SELECTED FINANCIAL INFORMATION

(Millions of Dollars, except per share amounts)	**2001[A]**	2000	1999[B]	1998[C]
Continuing Operations[G]				
Net sales	**$2,624**	$ 2,749	$ 2,752	$ 2,729
Earnings (loss)	**$ 158**	$ 194	$ 150	$ 138
Earnings (loss) per share				
Basic	**$ 1.85**	$ 2.22	$ 1.67	$ 1.54
Diluted	**$ 1.81**	$ 2.22	$ 1.67	$ 1.53
Percent of Net Sales:				
Cost of sales	**64.8%**	63.7%	65.9%	65.7%
Selling, general and administrative	**22.6%**	23.9%	25.5%	25.1%
Interest-net	**1.0%**	1.0%	1.0%	.8%
Other-net	**(.2%)**	7%	(.1%)	.5%
Earnings (loss) before income taxes	**9.0%**	10.7%	8.4%	7.9%
Earnings (loss)	**6.0%**	7.1%	5.5%	5.1%
Other Key Information				
Total assets	**$2,056**	$ 1,885	$ 1,891	$ 1,933
Long-term debt	**$ 197**	$ 249	$ 290	$ 345
Shareowners' equity	**$ 832**	$ 737	$ 735	$ 669
Ratios:				
Current ratio	**1.4**	1.5	1.6	1.5
Total debt to total capital	**37.3%**	38.6%	37.8%	45.8%
Income tax rate	**33.1%**	34.0%	35.0%	36.0%
Return on average equity[G,H]	**20.2%**	26.4%	21.4%	21.6%
Common Stock Data:				
Dividends per share	**$ .94**	$ .90	$ .87	$ .83
Equity per share at year-end	**$ 9.83**	$ 8.65	$ 8.27	$ 7.54
Market price-high	**$46.85**	$ 31 7/8	$ 35	$ 57 1/4
-low	**$28.06**	$ 18 7/16	$ 22	$ 23 1/2
Average shares outstanding (in thousands)				
Basic	**85,761**	87,407	89,626	89,408
Diluted	**87,467**	87,668	89,887	90,193
Other Information:				
Earnings (loss) from continuing operations	**$ 158**	$ 194	$ 150	$ 138
Cumulative effect of accounting change	**–**	–	–	–
Net earnings (loss)	**$ 158**	$ 194	$ 150	$ 138
Net earnings (loss) per share[G,H]				
Basic	**$ 1.85**	$ 2.22	$ 1.67	$ 1.54
Diluted	**$ 1.81**	$ 2.22	$ 1.67	$ 1.53
Average number of employees	**14,514**	16,297	16,890	18,319
Shareowners of record at end of year	**15,290**	16,014	16,947	17,963

[A] Includes restructuring-related charges and asset impairments of $72.4 million, or $.58 per share; a gain of $29.3 million, or $.22 per share for a pension curtailment; $11.2 million in special charges for business repositionings and initiatives at Mac Tools, or $.09 per share; $4.8 million, or $.04 per share in special severance charges; $3.4 million, or $.04 per share in special credits for tax benefits; and $6.4 million, or $.05 per share, in special inventory charges.

[B] Includes restructuring-related transition and other non-recurring costs of $54.9 million, or $.40 per share, a one-time net restructuring credit of $21.3 million, or $.15 per share, a mechanics tools' special charge of $20.1 million, or $.14 per share, and a gain realized upon the termination of a cross-currency financial instrument of $11.4 million, or $.08 per share.

[C] Includes restructuring-related transition and other non-recurring costs of $85.9 million, or $.61 per share.

[D] Includes charges for restructuring and asset impairments of $238.5 million, or $2.00 per share, related transition costs of $71.0 million, or $.49 per share, and a non-cash charge of $10.6 million, or $.07 per share, for a stock option grant as specified in the company's employment contract with its chief executive officer.

1997[D]	1996[E]	1995[F]	1994	1993	1992	1991
$ 2,670	$ 2,671	$ 2,624	$ 2,511	$ 2,273	$ 2,196	$ 1.942
$ (42)	$ 97	$ 59	$ 125	$ 93	$ 98	$ 97
$ (.47)	$ 1.09	$ .66	$ 1.40	$ 1.03	$ 1.07	$ 1.12
$ (.47)	$ 1.08	$ .66	$ 1.38	$ 1.01	$ 1.06	$ 1.11
66.8%	67.2%	68.2%	67.1%	68.3%	66.8%	66.0%
23.5%	22.8%	22.5%	22.3%	22.5%	24.0%	23.8%
.6%	.8%	1.2%	1.2%	1.1%	1.2%	1.3%
.8%	.8%	.5%	1.4%	1.6%	.8%	.8%
(.7%)	6.5%	4.3%	8.0%	6.5%	7.2%	8.1%
(1.6%)	3.6%	2.3%	5.0%	4.1%	4.5%	5.0%
$ 1,759	$ 1,660	$ 1,670	$ 1,701	$ 1,577	$ 1,608	$ 1,548
$ 284	$ 343	$ 391	$ 387	$ 377	$ 438	$ 397
$ 608	$ 780	$ 735	$ 744	$ 681	$ 696	$ 689
1.6	2.4	2.4	2.1	2.1	2.4	2.4
40.5%	31.7%	39.6%	39.2%	38.7%	40.1%	37.6%
(125.4%)	44.4%	47.6%	37.9%	37.4%	37.9%	38.0%
(6.0%)	12.8%	8.0%	17.6%	13.5%	14.1%	14.1%
$ .77	$ .73	$ .71	$ .69	$ .67	$ .64	$ .61
$ 6.85	$ 8.79	$ 8.28	$ 8.37	$ 7.62	$ 7.66	$ 7.61
$ 47 3/8	$ 32 13/16	$ 26 11/16	$ 22 7/16	$ 23 15/16	$ 24 1/16	$ 22
$ 28	$ 23 5/8	$ 17 13/16	$ 17 7/16	$ 18 15/16	$ 16 1/4	$ 13
89,470	89,152	89,043	89,550	89,871	91,405	86,532
89,470	89,804	89,839	90,656	91,296	92,842	87,552
$ (42)	$ 97	$ 59	$ 125	$ 93	$ 98	$ 97
–	–	–	–	$ (9)	–	$ (12)
$ (42)	$ 97	$ 59	$ 125	$ 84	$ 98	$ 85
$ (.47)	$ 1.09	$ .66	$ 1.40	$ .94	$ 1.07	$ .98
$ (.47)	$ 1.08	$ .66	$ 1.38	$ .92	$ 1.06	$ .97
18,377	18,903	19,784	19,445	18,988	18,650	17,420
18,503	17,823	16,919	17,599	20,018	20,661	21,297

[E] Includes charges for restructuring and asset impairments of $47.8 million, or $.43 per share, related transition costs of $32.9 million, or $.23 per share, and a non-cash charge of $7.6 million, or $.08 per share, for elements of the company's employment contract with its chief executive officer.

[F] Includes charges for restructuring and asset impairments of $85.5 million, or $.72 per share, and related transition costs of $9.5 million, or $.06 per share.

[G] Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $.09 per share, in 1993 and postretirement benefits of $12.5 million, or $.14 per share, in 1991.

[H] Earnings per share and return on average equity excluding restructuring, asset impairments, related transition costs and other special credits and charges would have been $2.31 per share and 25.8% in 2001, $2.06 per share and 16.2% in 1999, $2.14 per share and 18.7% in 1998, $2.08 per share and 19.9% in 1997, $1.83 per share and 18.9% in 1996 and $1.45 per share and 16.6% in 1995.

Note: Earnings per share amounts within footnotes above are net of taxes and are on a fully diluted basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

RESULTS OF OPERATIONS Net sales were $2,624 million for 2001, as compared to $2,749 million in 2000, a 5% decrease. The company experienced sales volume declines in the Tools segment due to softness in the commercial and industrial markets. Sales in 2001 were also negatively impacted (approximately 1%) from the translation of foreign currency as these currencies, primarily in Europe and Asia, continue to weaken against the U.S. dollar.

Net sales in 2000 of $2,749 million were relatively flat as compared to 1999. Overall unit volume growth was completely offset by a reduction from the net effect of foreign currency translation, primarily in Europe. The company experienced sales volume growth in the Tools segment which was partially offset by the effects of weakening markets on the Doors segment.

During 2001, the company recorded charges related to restructuring initiatives totaling $72 million ($18 incurred in the first quarter and $54 incurred in the fourth quarter). These costs consisted primarily of severance and asset impairments as the company continues to rationalize its cost structure and headcount. In addition, the company incurred certain credits and charges during 2001 that were determined by management to be special, or non-recurring. In the first quarter, the company recorded a pre-tax $29 million pension curtailment gain pertaining to its U.S. pension plan. Also in the first quarter, the company recorded $11 million of special charges related to several business repositionings. The repositionings were principally in the Tools segment and included continuing movement of production, permanent reduction of the overhead cost structure of its manufacturing system, and a series of initiatives at Mac Tools. In the third quarter, the company recorded a special charge of $5 million for severance costs incurred due to lower sales volumes and the continuing weakness in the industrial markets. Also in the third quarter, the company recorded $3 million in special credits for tax benefits. In the fourth quarter, the company recorded a special charge of $6 million for the disposition of inventories associated principally with discontinued manufacturing plants and SKUs. These special credits and charges were classified as period income and expenses and were specifically classified within the Consolidated Statement of Operations as follows: (i) sales — $1 million charge, (ii) cost of sales — $12 million charge, (iii) SG&A expenses — $8 million charge, (iv) interest-net — $.2 million credit, (v) other-net — $28 million credit, and (vi) income taxes — $3 million credit. The tax benefit of the restructuring charges and the special charges and credits amounted to $18 million.

Financial results for the first six months of 1999 include transition expenses related to the company's restructuring initiatives. These costs were classified as period operating expenses within cost of sales ($20 million) and SG&A expenses ($35 million). They included the costs of moving production equipment, operating duplicate facilities while transferring production or distribution, consulting costs incurred in planning and implementing changes, recruiting and relocation of employees, the cost of transition employees involved in reorganizing the functions, and other types of costs that were incurred to facilitate restructuring. In addition, the company incurred costs to remediate its computer and related systems so that these systems would function properly with regard to date issues pertaining to the Year 2000 ("Y2K").

Results in 1999 also included a $20 million special charge in the fourth quarter as the company recorded higher estimates for certain loss provisions related to its Mechanics Tools' businesses, principally MacDirect. The changes in estimates were based on the company's evolving experience in managing a direct mobile sales force in the automotive channel as well as inefficiencies in operating mechanisms and systems. Of the total $20 million special charges to income: $3 million was included in net sales, $11 million was included in cost of sales, $11 million was included in SG&A expenses and a credit of $5 million was included in other-net.

Because the presence of restructuring charges and asset impairments, special credits and charges, restructuring-related transition costs and non-recurring Y2K remediation costs obscure the underlying trends within the company's business, the narrative regarding results of operations and business segments has been expanded to provide information as to the effects of these items on each financial statement category.

In 2001, the company reported gross profit of $923 million, or 35.2% of net sales compared to $997 million or 36.3% of net sales in 2000. Included in gross profit for 2001 were $13 million of special charges taken in the first and fourth quarters related to business repositioning initiatives within the Tools segment and the disposition of inventories principally with discontinued manufacturing plants and SKUs. Gross profit excluding these costs amounted to $936 million or 35.6% of net sales. The reduction in gross profit was a result of a shift in sales mix to retail and independent Mac sales channels versus industrial and direct Mac sales channels, partially offset by $80 million in productivity improvements. The company also experienced a decrease in cost of sales as a result of Last-In, First-Out (LIFO) reserve decreases as the company continues to reduce its cost of manufacturing and product costs by moving operations to low-cost countries. These LIFO benefits were offset by increases in transportation costs and other inventory valuation reserves.

In 2000, the company reported gross profit of $997 million, or 36.3% of net sales compared to 34.1% in 1999. Included in cost of sales for 1999 were $20 million of restructuring-related transition costs, primarily for plant rationalization activities, and the Mechanics Tools' special charges of $11 million. Gross profit in 1999, excluding these restructuring-related and special charges was 35.3% of net sales. This significant improvement in gross profit was attributable to a combination of the company's improved ability to adjust employment and production plans as market demand fluctuated, improved cost controls in operations, the benefits of the company's restructuring programs, and continued progress on purchased material costs despite inflationary pressures.

Selling, general and administrative ("SG&A") expenses were $594 million for 2001. Excluding the impact of $8 million in special charges ($3 million in the first quarter and $5 million in the third quarter) from business repositionings and additional severance charges apart from the restructuring initiatives, SG&A expenses amounted to $586 million, or 22.3% of net sales, as compared to $657 million for 2000, or 23.9% of net sales. Improvements in SG&A expenses are attributable to continued cost reductions achieved from changes made within the information management infrastructure, downward adjustments to employment levels in response to weak economic markets and the benefits attained from the company's restructuring and repositioning efforts.

SG&A expenses were $657 million, or 23.9% of net sales, in 2000, as compared with $703 million, or 25.5% of net sales in 1999. Included in 1999 were $35 million of restructuring-related transition and other non-recurring costs and fourth quarter special charges related to Mechanics Tools' of $11 million. Excluding these costs, SG&A expenses were $657 million in 1999, or 23.9% of net sales. The company made significant strides in the latter half of 2000 in its continual effort to reduce SG&A expenses. In the first half of 2000, the company's expenses were 6% higher than 1999 expenses for the same period, primarily the result of increased distribution costs, information management infrastructure costs, and selling and administrative costs related to an increased number of sales representatives in the MacDirect program. However, in the second half of 2000, the company's expenses were 6% lower than 1999 expenses for the same period. Significant cost reductions were achieved pertaining to information management infrastructure, distribution, and administrative activities. In 2000, SG&A expenses were also favorably impacted as compared to 1999 as a result of an increase in income related to U.S. pension plans.

Interest-net was $26 million in 2001 as compared to $27 million in 2000. The decrease was a result of a decline in interest rates partially offset by an increase in weighted average debt levels in 2001.

Interest-net of $27 million in 2000 represented a slight decrease from $28 million in 1999 as debt levels were relatively consistent from year to year.

Other-net for 2001 represents income of $5 million. Excluding the gain recorded in conjunction with the company's curtailment of a U.S. pension plan of $29 million and a special charge of $2 million, both occurring in the first quarter of 2001, other-net amounted to expense of $22 million as compared to expense of $20 million in 2000.

Other-net was $20 million of expense in 2000 compared with $3 million in income for 1999. The company experienced lower gains from asset sales in 2000 and incurred a write-off of the remaining interest in a previously disposed equipment rental business. Additionally, included in 1999 results were non-recurring currency related gains of $11 million realized upon the termination of a cross-currency financial instrument.

The company's effective income tax rate for 2001 was 33% as compared to 34% for 2000 and 35% for 1999. The tax rate decreases reflect the continued benefit of organizational and operational changes during recent years that have generated a higher percentage of taxable income in countries with lower statutory rates, primarily in Europe, Israel, and the Far East.

In addition, the company recorded special credits in the third quarter of 2001 for tax benefits of $3 million. These special credits were entirely offset by reduced tax benefits related to the restructuring charges and special charges.

BUSINESS SEGMENT RESULTS The Tools segment includes carpenters, mechanics, pneumatic and hydraulic tools, as well as tool sets. The Doors segment includes commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor and door and consumer hardware. The information presented below excludes restructuring-related transition costs for the first half of 1999. Segment eliminations are also excluded. Special fourth quarter 1999 charges related to Mechanics' Tools of $25 million are reflected in Tools 1999 segment results.

TOOLS

(Millions of Dollars)	**2001**	2000	1999
Net sales	**$ 2,022**	$ 2,143	$ 2,116
Operating profit	**$ 266**	$ 286	$ 248
% of Net sales	**13.2%**	13.3%	11.7%

Tools sales declined in 2001 as compared to 2000 by 6%. The sales decrease is primarily the result of unit volume declines from the Mac Tools repositioning in the first quarter of 2001 and weak industrial markets in North America. Also contributing to the sales decline was the effect of foreign currency translation as European currencies continued to decline against the U.S. dollar. Despite lower sales, Tools operating profit as a percentage of net sales remained fairly static as compared to 2000. Excluding the impact of special charges allocated to the Tools segment totaling $15 million, operating profit totaled $281 million, or 13.9% of net sales. The improvements in operating margin, exclusive of special credits and charges, are primarily a result of SG&A reductions.

Tools sales increased 1% in 2000 as compared to 1999 primarily from unit volume improvements. A 3% unit volume increase was almost completely offset by a 2% reduction in sales from the net effect of foreign currency translation, primarily due to weaker European currencies. Operating profit in 2000 for the Tools segment was 13.3% of net sales compared to 1999, excluding special charges, of 12.9% of net sales. The increase from prior year is due to improved cost controls in operations, the benefits of the company's restructuring initiatives, and higher unit volumes.

DOORS

(Millions of Dollars)	2001	2000	1999
Net sales	**$ 602**	$ 606	$ 636
Operating profit	**$ 64**	$ 55	$ 42
% of Net sales	**10.6%**	9.1%	6.6%

Doors sales were fairly static in 2001, representing a decrease of less than 1%. Net sales in the Doors segment reflect strong sales attributable to a new program launch with a significant customer, offset by certain sluggish market conditions in the Americas. Operating profit for Doors totaled 10.6% of net sales in 2001 as compared to 9.1% for 2000. Excluding the impact of special charges allocated to the Doors segment totaling $5 million, operating profit totaled $69 million, or 11.4% of net sales. The improvement in operating profit, as a percentage of sales, is a result of improved productivity in the hardware business as the company shifted the production base to low-cost countries, and the continued reduction of SG&A expenses.

Net sales decreased by 5% in 2000 as compared to 1999, driven by declining hardware sales. This decline was partially offset by sales unit volume growth in automated door products. Operating profit in 2000 was 9.1% of net sales compared to operating profit of 6.6% for 1999. This increase is due primarily to realization of benefits associated with various productivity programs.

RESTRUCTURING ACTIVITIES In 2001, the company undertook new initiatives to reduce its cost structure and executed several business repositionings intended to improve its competitiveness. These actions have or will result in the closure of thirteen facilities and a net employment reduction of approximately 2,100 production, selling and administrative people. As a result, the company recorded $18 million and $54 million of restructuring and asset impairment charges in the first and fourth quarters, respectively. Reserves were established for these initiatives consisting of $55 million for severance, $10 million for asset impairment charges and $7 million for other exit costs. The charges for asset impairments are primarily related to manufacturing and other assets that are being retired and disposed of as a result of the closure of manufacturing facilities. The majority of these assets are written down to zero as they have no future internal use and nominal market value. These initiatives are expected to be substantially completed by the middle of 2003.

In 1999, the company completed an evaluation of the remaining reserves that were established in 1997 for restructuring initiatives and determined that certain projects would be cancelled in order to reapply company resources to higher payback areas. Accordingly, in the fourth quarter of 1999, the company reversed $62 million of reserves established for such actions.

Also in 1999, new projects were approved to achieve improved cost productivity. These new initiatives included facility closures and the related relocation of production, a reduction in the workforce in administrative functions and the outsourcing of non-core activities as well as related asset impairment. The company recorded restructuring and asset impairment charges related to these new initiatives of $40 million, of which $30 million related to severance, $8 million related to asset impairment charges, and $2 million related to other exit costs.

In 2000, the company completed the restructuring initiatives announced in 1997 and 1999 and will be incurring run-off expenditures of $2 million over the next two years.

To date the company has closed 66 facilities and reduced employment by approximately 8,300 people related to all restructuring initiatives.

FINANCIAL CONDITION

LIQUIDITY, SOURCES AND USES OF CAPITAL The company's primary sources of liquidity are cash flows from operations and borrowings under various credit facilities. The company has historically generated strong cash flows from operations. In 2001, cash flows from operations were $222 million as compared to $236 million in 2000. The decline in operating cash flow was primarily the result of an increase in cash payments for restructuring in 2001 of $45 million as compared with $32 million in 2000, partially offset by an increase in non-cash earnings.

During 2000 the company generated $236 million in operating cash flow, versus $222 million in 1999. This increase resulted primarily from a significant reduction in restructuring-related transition costs, which were offset partially by higher working capital requirements. In 2000, the company's receivables decreased by $14 million, inventory increased by $17 million, and accounts payable increased by $15 million. The receivables decrease was primarily attributed to the Doors segment as volume declined. The increased inventory was in the Tools segment. The accounts payable increase resulted from renegotiation of vendor terms and increased attention to payment management. The company made cash payments of $32 million for its restructuring activities, primarily severance.

Capital expenditures in 2001 were $73 million as compared to $64 million in 2000 driven by an increase in costs for software development and acquisition as the company expands the infrastructure of its systems as well as the addition of "The Stanley Learning Center" (a major addition at World Headquarters for the training and development of employees). Capital expenditures were $64 million in 2000 down from $103 million in 1999. Investment in capital for 2000 was lower than traditional levels as a result of facility consolidations, continued outsourcing and the Stanley Production System.

The company has unused short- and long-term credit arrangements with several banks to borrow up to $350 million at the lower of prime or money market rates. Of this amount, $100 million is long-term. The company has short-term lines of credit with numerous foreign banks aggregating $113 million, of which $96 million was available at December 29, 2001. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $350 million is available to support the company's commercial paper program. On February 7, 2002 the company refinanced $75 million of commercial paper through the issuance of 5 year notes payable at a fixed interest rate of 4.5%. This $75 million obligation is classified under long-term debt at December 29, 2001. In addition to these lines of credit, the company maintains a facility designed for the securitization of certain trade accounts receivable for purposes of additional liquidity. As of December 29, 2001, the company's maximum available funds under this arrangement were $106 million, of which the company had utilized $22 million.

The following summarizes the company's significant contractual obligations and commitments that impact its liquidity.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(in millions)	**Total**	< 1 year	1-3 yrs	4-5 yrs	> 5 yrs
Short-Term Borrowings	**$177.3**	$177.3	$ –	$ –	$ –
Long-term Debt	**316.9**	120.1	108.1	3.4	85.3
Operating Leases	**74.9**	13.6	42.0	8.1	11.2
Other Commercial Commitments	**61.6**	12.9	17.6	15.4	15.7
Total Contractual Cash Obligations	**$630.7**	$323.9	$167.7	$ 26.9	$112.2

OTHER COMMERCIAL COMMITMENTS

		Amounts of Commitments Expiration Per Period			
(in millions)	**Total**	< 1 year	1-3 yrs	4-5 yrs	> 5 yrs
U.S. Lines of Credit	**$350.0**	$250.0	$ –	$100.0	$ –
International Lines of Credit	**95.5**	95.5	–	–	–
Total Commercial Commitments	**$445.5**	$345.5	$ –	$100.0	$ –

Short-term borrowings, long-term debt and lines of credit are explained in detail within Note H of the Notes to Consolidated Financial Statements. Operating leases and other commercial commitments are explained in detail in Note Q of the Notes to Consolidated Financial Statements.

The company's desired objective is to increase dividends by at least one-half the company's earnings growth rate, ultimately reaching a dividend payout ratio of 25%. Dividends increased 4.4% in 2001, 3.5% in 2000 and 5% in 1999.

The company repurchased 4.3 million shares of its common stock in 2000. The net effect was a decrease in equity of $111 million. These repurchases were funded primarily by cash flow from operations. The company has indicated that it may continue to repurchase its shares when deemed appropriate.

MARKET RISK Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The company is exposed to market risk from changes in foreign currency exchange rates and interest rates. Exposure to foreign currency risk results because the company, through its global businesses, enters into transactions and makes investments denominated in multiple currencies. The company's predominant exposures are in European, Canadian and Asian currencies. Certain cross-currency trade flows arising from sales and procurement activities are consolidated prior to obtaining risk protection, primarily purchased options. The company is thus able to capitalize on its global positioning by taking advantage of naturally offsetting exposures to reduce the cost of purchasing protection. At times, the company also enters into forward exchange contracts and purchased options to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany transactions. Gains and losses from these hedging instruments offset the gains or losses on the underlying net exposures, assets and liabilities being hedged. Management determines the nature and extent of currency hedging activities, and in certain cases, may elect to allow certain currency exposures to remain unhedged. The company has also entered into several cross-currency interest rate swaps, primarily to reduce overall borrowing costs, but also to provide a partial hedge of the net investments in certain subsidiaries. Sensitivity to foreign currency exposure risk from these financial instruments at the end of 2001 would have been immaterial based on the potential loss in fair value from a hypothetical 10% adverse movement in all currencies.

The company's exposure to interest rate risk results from its outstanding debt obligations, short-term investments and derivative financial instruments employed in the management of its debt portfolio. The debt portfolio is managed to achieve capital structure targets and reduce the overall cost of borrowing by using a combination of fixed and floating rate debt as well as interest rate swaps, caps and cross-currency interest rate swaps. The company's primary exposure to interest risk comes from its floating rate debt in the U.S., Canada and Europe and is fairly represented by changes in LIBOR rates. At December 29, 2001, the result of a hypothetical one percentage point increase in short term LIBOR rates would not have resulted in a material impact on the pretax profit of the company.

The company has access to financial resources and borrowing capabilities around the world. The company believes that its strong financial position, operating cash flows and borrowing capacity provide the financial flexibility necessary to continue its record of annual dividend payments, to invest in the routine needs of its businesses, to make strategic acquisitions and to fund the restructuring and other initiatives encompassed by its growth strategy.

OTHER MATTERS

ENVIRONMENTAL The company incurs costs related to environmental issues as a result of various laws and regulations governing current operations as well as the remediation of previously contaminated sites. Future laws and regulations are expected to be increasingly stringent and will likely increase the company's expenditures related to routine environmental matters.

The company accrues for anticipated costs associated with investigatory and remediation efforts in accordance with appropriate accounting guidelines which address probability and the ability to reasonably estimate future costs. The liabilities are reassessed whenever circumstances become better defined or remediation efforts and their costs can be better estimated. Subject to the imprecision in estimating future environmental costs, the company believes that any sum it may pay in connection with environmental matters in excess of the amounts recorded will not have a materially adverse effect on its consolidated financial position, results of operations or liquidity.

NEW ACCOUNTING STANDARDS Refer to Note A of the Notes to Consolidated Financial Statements for a discussion of new accounting pronouncements and the potential impact to the company's consolidated results of operations and consolidated financial position.

CRITICAL ACCOUNTING POLICIES The company has determined that the following accounting policies are critical due to the amount of estimation required:

ALLOWANCE FOR DOUBTFUL ACCOUNTS The company's estimate for its allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the company evaluates specific accounts where we have information that the customer may have an inability to meet its financial obligations (bankruptcy, etc.). In these cases, the company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to the company), the company's estimates of the recoverability of amounts due the company could be reduced by a material amount.

INVENTORIES – LOWER OF COST OR MARKET, SLOW MOVING AND OBSOLETE The company ensures inventory is valued at the lower of cost or market, and continually reviews the book value of discontinued product lines and SKUs to determine if these items are properly valued. The company identifies these items and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then the company writes down the related inventory to that value. If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, or ceiling, (defined as selling price less costs to complete and dispose) and cannot be lower than the net realizable value less a normal profit margin, also called the floor. The company also continually evaluates the composition of its inventory and identifies slow-moving inventories. Inventory items identified as slow-moving are evaluated to determine if reserves are required. Generally, the company does not experience issues with obsolete inventory due to the nature of its products. If the company is not able to achieve its expectations of the net realizable value of the inventory at its current value, the company would have to adjust its reserves accordingly.

OFF-BALANCE SHEET ARRANGEMENTS The company's off-balance sheet arrangements include the following:

The company has agreements to sell, on a revolving basis, pools of accounts and notes receivables to two Qualified Special Purpose Entities, which qualify to be accounted for as unconsolidated subsidiaries ("QSPE's"). The entities are designed to facilitate the securitization of certain trade accounts receivable and are used to fund the Mac Advantage financing program and as an additional source of liquidity. Assets and related debt off-balance sheet were $82 and $64 million at December 29, 2001 and $69 and $66 million at December 30, 2000, respectively. The company is responsible for servicing these accounts and receives a servicing fee, while the QSPE's bear the risk of noncollection.

The company has $212 million in equity forward contracts, maturing December 31, 2002, with major U.S. financial institutions. The equity forwards on Stanley common shares are designed to partially hedge the dilutive effect on earnings per share of "in-the-money" stock options as the stock price fluctuates. The structure requires net share settlement, and is accounted for within equity. Cash settlements may be elected at the option of the company. The company has made no cash settlement elections during the contract period.

The equity forward contracts contain registration and unwind triggers in the event the company's stock price declines below $19 per share, or its credit rating is downgraded to below investment grade. If the stock price declines, the company may issue shares to the counterparties that exceed the favorable offset of stock options coming "out-of-the-money" which could cause dilution of earnings per share. The company received 1,432,264 shares valued at $67 million from quarterly net share settlements in fiscal 2001.

The company is a party to synthetic leasing programs for two of its major distribution centers. The leases are designed and qualify as operating leases for accounting purposes, where only the monthly lease amount is recorded in the income statement and the liability and value of underlying asset is off-balance sheet. As of December 29, 2001, the estimated fair values of assets and remaining obligations for these two properties were $32 million and $30 million, respectively. The company also has numerous assets, predominantly vehicles and equipment, under a one year term renewable U.S. master personal property lease. Obligations under this master lease were $46 million at December 29, 2001. The company believes that the obligations under these leases approximates the fair value of the related assets. The company does not anticipate any material liabilities associated with these transactions.

CAUTIONARY STATEMENTS The statements contained in this Annual Report to shareowners regarding the company's ability to (i) achieve sales and earnings growth, (ii) reduce its cost structure, including the reduction of facilities and employees, and improve competitiveness, (iii) broaden its customer base further in each business segment and introduce new products, (iv) to increase dividends, and (v) invest in its businesses and to fund acquisitions and other initiatives are forward looking and inherently subject to risk and uncertainty.

The company's ability to lower its overall cost structure is dependent on the success of various initiatives to improve manufacturing operations and to implement related cost control systems and to source from and manufacture a higher percentage of the company's products in low-cost countries. The success of these initiatives is dependent on the company's ability to increase the efficiency of its routine business processes, to develop and implement process control systems, to develop and execute comprehensive plans for facility consolidations, the availability of vendors to perform outsourced functions, the availability of lower cost raw material of suitable quality from foreign countries, the successful recruitment and training of new employees, the resolution of any labor issues related to closing facilities, the need to respond to significant changes in product demand while any facility consolidation is in process and other unforeseen events. In addition, the company's ability to leverage the benefits of gross margin improvements is dependent upon maintaining selling, general and administrative expense at 2001 levels. The company's ability to maintain the level of selling, general and administrative expenses is dependent upon various process improvement activities, the successful implementation of changes to the sales organization, the recruitment and retention of manufacturers sales representatives and the reduction of transaction costs.

The company's ability to achieve sales growth, broaden its customer base in each business segment and introduce new products is dependent on a number of factors including, the success of the company's sales and marketing programs, and its ability to attract new customers and the success of its product development programs.

The company's ability to increase dividends and invest in its businesses and to fund acquisitions and other initiatives is dependent on its ability to generate adequate cash flows and is dependent on all the factors discussed above.

The company's ability to achieve the objectives discussed above will also be affected by external factors. These external factors include pricing pressure and other changes within competitive markets, the continued consolidation of customers in consumer channels, increasing competition, changes in trade, monetary, fiscal and tax policies and laws, inflation, currency exchange fluctuations, the impact of dollar/foreign currency exchange rates on the competitiveness of products and recessionary or expansive trends in the economies of the world in which the company operates.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000

(Millions of Dollars, except per share amounts)	2001	2000	1999
Net Sales	**$ 2,624.4**	$ 2,748.9	$ 2,751.8
Costs and Expenses			
Cost of sales	**1,701.3**	1,751.5	1,813.9
Selling, general and administrative	**593.7**	656.6	703.0
Interest-net	**25.6**	27.1	27.9
Other-net	**(5.3)**	20.0	(2.5)
Restructuring charges and asset impairments	**72.4**	–	(21.3)
	2,387.7	2,455.2	2,521.0
Earnings Before Income Taxes	**236.7**	293.7	230.8
Income Taxes	**78.4**	99.3	80.8
Net Earnings	**$ 158.3**	$ 194.4	$ 150.0
Net Earnings Per Share of Common Stock			
Basic	**$ 1.85**	$ 2.22	$ 1.67
Diluted	**$ 1.81**	$ 2.22	$ 1.67

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 29, 2001 and December 30, 2000

(Millions of Dollars)	2001	2000
Assets		
Current Assets		
Cash and cash equivalents	**$ 115.2**	$ 93.6
Accounts and notes receivable	**551.3**	531.9
Inventories	**410.1**	398.1
Deferred taxes	**4.7**	29.6
Other current assets	**60.1**	41.1
Total Current Assets	**1,141.4**	1,094.3
Property, Plant and Equipment	**494.3**	503.7
Goodwill and Other Intangibles	**236.1**	175.9
Other Assets	**183.9**	110.9
Total Assets	**$ 2,055.7**	$ 1,884.8
Liabilities and Shareowners' Equity		
Current Liabilities		
Short-term borrowings	**$ 177.3**	$ 207.6
Current maturities of long-term debt	**120.1**	6.1
Accounts payable	**247.7**	239.8
Accrued expenses	**280.4**	253.8
Total Current Liabilities	**825.5**	707.3
Long-Term Debt	**196.8**	248.7
Restructuring Reserves	**11.5**	1.3
Other Liabilities	**189.6**	191.0
Shareowners' Equity		
Preferred stock, without par value:		
Authorized and unissued 10,000,000 shares		
Common stock, par value $2.50 per share:		
Authorized 200,000,000 shares;		
issued 92,343,410 shares		
in 2001 and 2000	**230.9**	230.9
Retained earnings	**1,184.9**	1,039.6
Accumulated other comprehensive loss	**(138.9)**	(124.5)
ESOP debt	**(187.7)**	(194.8)
	1,089.2	951.2
Less: cost of common stock in treasury		
(7,684,663 shares in 2001 and 7,155,158 shares in 2000)	**256.9**	214.7
Total Shareowners' Equity	**832.3**	736.5
Total Liabilities and Shareowners' Equity	**$ 2,055.7**	$ 1,884.8

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000

(Millions of Dollars)	2001	2000	1999
Operating Activities:			
Net earnings	$ 158.3	$ 194.4	$ 150.0
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	82.9	83.3	85.6
Provision for bad debts	17.2	24.3	31.3
Restructuring and asset impairments	72.4	–	(21.3)
Other non-cash items	0.1	17.9	26.4
Changes in operating assets and liabilities:			
Accounts and notes receivable	(32.6)	(15.8)	(66.9)
Inventories	(14.6)	(29.2)	(12.5)
Accounts payable and accrued expenses	(66.8)	(42.0)	18.1
Income taxes	25.7	9.8	19.8
Other	(21.0)	(6.5)	(8.2)
Net cash provided by operating activities	221.6	236.2	222.3
Investing Activities:			
Capital expenditures	(55.7)	(59.8)	(77.9)
Capitalized software	(17.4)	(4.6)	(25.0)
Proceeds from sales of assets	9.8	14.1	35.1
Business acquisitions	(79.3)	–	–
Other	(27.2)	(19.7)	(0.1)
Net cash used by investing activities	(169.8)	(70.0)	(67.9)
Financing Activities:			
Payments on long-term debt	(2.4)	(32.7)	(156.7)
Proceeds from long-term borrowings	75.0	–	121.3
Net short-term financing	(29.3)	59.7	(61.1)
Proceeds from swap terminations	–	–	13.9
Proceeds from issuance of common stock	25.4	8.9	10.0
Purchase of common stock for treasury	(11.0)	(108.6)	(21.4)
Cash dividends on common stock	(80.5)	(78.3)	(77.5)
Net cash used by financing activities	(22.8)	(151.0)	(171.5)
Effect of exchange rate changes on cash	(7.4)	(9.6)	(5.0)
Increase (decrease) in cash and cash equivalents	21.6	5.6	(22.1)
Cash and cash equivalents, beginning of year	93.6	88.0	110.1
Cash and cash equivalents, end of year	$ 115.2	$ 93.6	$ 88.0

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

Fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000

(Millions of Dollars, except per share amounts)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	ESOP Debt	Treasury Stock	Shareowners' Equity
Balance January 2, 1999	$ 230.9	$ 867.2	$ (84.6)	$ (213.2)	$ (130.9)	$ 669.4
Comprehensive income:						
Net earnings		150.0				150.0
Currency translation adjustment			(15.6)			(15.6)
Minimum pension liability			1.0			1.0
Total comprehensive income						135.4
Cash dividends declared-$.87 per share		(77.5)				(77.5)
Issuance of common stock		(8.3)			21.4	13.1
Purchase of common stock					(19.5)	(19.5)
Equity hedge shares delivered		(8.0)			8.0	–
Tax benefit related to stock options		.8				.8
ESOP debt and tax benefit		2.7		11.0		13.7
Balance January 1, 2000	230.9	926.9	(99.2)	(202.2)	(121.0)	735.4
Comprehensive income:						
Net earnings		194.4				194.4
Currency translation adjustment			(24.6)			(24.6)
Minimum pension liability			(.7)			(.7)
Total comprehensive income						169.1
Cash dividends declared-$.90 per share		(78.3)				(78.3)
Issuance of common stock		(6.5)			17.5	11.0
Purchase of common stock					(111.5)	(111.5)
Equity hedge shares delivered		(.3)			.3	–
Tax benefit related to stock options		.8				.8
ESOP debt and tax benefit		2.6		7.4		10.0
Balance December 30, 2000	230.9	1,039.6	(124.5)	(194.8)	(214.7)	736.5
Comprehensive income:						
Net earnings		158.3				158.3
Currency translation adjustment and other			(12.6)			(12.6)
Minimum pension liability			(1.8)			(1.8)
Total comprehensive income						143.9
Cash dividends declared-$.94 per share		(80.5)				(80.5)
Issuance of common stock		(9.0)			35.6	26.6
Purchase of common stock					(10.8)	(10.8)
Equity hedge shares received		67.0			(67.0)	–
Tax benefit related to stock options		3.7				3.7
ESOP debt and tax benefit		5.8		7.1		12.9
Balance December 29, 2001	**$ 230.9**	**$1,184.9**	**$ (138.9)**	**$ (187.7)**	**$ (256.9)**	**$ 832.3**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries which require consolidation, after the elimination of intercompany accounts and transactions. The company's fiscal year ends on the Saturday nearest to December 31. There were 52 weeks in fiscal years 2001, 2000 and 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION For foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted average exchange rates. Resulting translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in a separate component of shareowners' equity. Translation adjustments for operations in highly inflationary economies and exchange gains and losses on transactions are included in earnings, and amounted to net losses for 2001, 2000 and 1999 of $0.1 million, $2.3 million and $4.8 million, respectively.

CASH EQUIVALENTS Highly liquid investments with original maturities of three months or less are considered cash equivalents.

INVENTORIES U.S. inventories are valued at the lower of Last-In, First-Out (LIFO) cost or market. Other inventories are valued generally at the lower of First-In, First-Out (FIFO) cost or market.

LONG-LIVED ASSETS Property, plant and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using a combination of accelerated and straight-line methods over the estimated useful lives of the assets.

Goodwill is amortized on a straight-line basis over periods not exceeding forty years. The company periodically evaluates the existence of goodwill impairment on the basis of whether amounts recorded are recoverable from projected undiscounted cash flows of related businesses. Impairment losses are valued by comparing the carrying value of the goodwill to its fair value, determined by the discounted cash flow method.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Impairment losses were charged to operations in 2001 and 1999 and were included in "Restructuring and Asset Impairments" in the Consolidated Statements of Operations.

FINANCIAL INSTRUMENTS The company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of SFAS Statement No. 133, on December 31, 2000. As a result of adoption of SFAS 133 and 138, the company recognizes all derivative financial instruments, such as interest rate swap agreements, foreign currency options, and foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. The effect of the adoption of SFAS 133 and 138 did not have a material impact on the company's consolidated balance sheet, operating results or cash flows. Subsequent to adoption, changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareowners' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income. Changes in fair value of derivatives used as hedges of the net investment in foreign operations are reported in other comprehensive income as part of the cumulative translation adjustment. Changes in fair values of derivatives not qualifying as hedges are reported in income. Hedge ineffectiveness expense of $2.0 million for fiscal 2001 was recorded in cost of sales.

Prior to December 31, 2000, the company also used interest rate swap agreements, foreign currency options and foreign exchange contracts for hedging purposes.

The net interest paid or received on the swaps is recognized as interest expense. Gains resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period originally covered by the terminated swap. The company manages exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of forward exchange contracts or currency options. The company enters into forward exchange contracts to hedge intercompany loans and enters into purchased foreign currency options to hedge anticipated transactions. Gains and losses on forward exchange contracts are deferred and recognized as part of the underlying transactions. Changes in the fair value of options, representing a basket of foreign currencies to hedge anticipated cross-currency cash flows, are included in cost of sales. The company does not use financial instruments for trading or speculative purposes.

REVENUE RECOGNITION Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished product.

The company enters into arrangements licensing its brand name on specifically approved products. The licensees pay the company royalties as products are sold, subject to annual minimum guaranteed amounts. For those arrangements where the company has continuing involvement with the licensee, royalty revenues are recognized as they are earned over the life of the agreement. For certain agreements, where the company has no further continuing involvement with the licensee, the company recognizes the guaranteed minimum royalties at the time the arrangement becomes effective and all applicable products have been approved.

INCOME TAXES Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

EARNINGS PER SHARE Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

STOCK-BASED COMPENSATION The company accounts for its employee stock compensation plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation cost is recognized for stock-based compensation unless the quoted market price of the stock at the grant date is in excess of the amount the employee must pay to acquire the stock. Pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting had been applied, are presented in Note J.

SHIPPING AND HANDLING FEES AND COSTS It is the general practice of the company to not bill customers for freight. Shipping and handling costs associated with inbound freight are included in cost of sales. Shipping costs associated with outbound freight are included as a reduction in net sales and amounted to $136 million, $132 million and $123 million in 2001, 2000 and 1999, respectively. The company records distribution costs in SG&A expenses that amounted to $75 million, $82 million and $85 million in 2001, 2000 and 1999, respectively.

NEW ACCOUNTING STANDARDS In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes both SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, ("APB 30"), for the disposal of a segment of a business (as previously defined in APB 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. SFAS No. 144 retains the basic provisions of APB 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). The company will adopt SFAS 144 effective in fiscal year 2002. Upon adoption, management does not expect SFAS No. 144 to have a material impact on the company's financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangibles". Under SFAS No. 142, goodwill is no longer amortized over its estimated useful life but is subject to at least an annual assessment for impairment applying a fair-value based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The statement is effective for the company's fiscal year 2002. The company does not expect any impairment of goodwill upon adoption. Goodwill amortization was $7.6 million in 2001, $5.3 million in 2000 and $5.5 million in 1999.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 supercedes APB Opinion No. 16 by requiring that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. The issuance of SFAS No. 141 had no impact on the company during 2001 as no business combinations were initiated after June 30, 2001.

In April 2001, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services ("EITF 00-25"). This issue addresses the income statement classification of "slotting fees", cooperative advertising arrangements and "buydowns". The consensus will require that certain customer promotional payments that are currently classified within selling, general and administrative expense on the statement of operations be classified as a reduction of revenue. The impact of EITF 00-25 on the consolidated financial statements is expected to result in an adjustment to net sales of less than 1% of the amounts already reported. The offset to this reclassification is primarily within advertising expense. The adoption of EITF 00-25 will have no impact on profit from operations, net income or earnings per share. The company will adopt EITF 00-25, effective January 1, 2002.

RECLASSIFICATIONS Certain prior year's amounts have been reclassified to conform to the current year presentation.

B. ACQUISITION

In April 2001, the company acquired Contact East, a leading business to business distributor of mission critical tools and supplies for assembly, testing, and repair electronics in the United States for $79.3 million. The purchase price was allocated to the fair market value of the assets acquired and liabilities assumed and resulted in goodwill of $65.1 million, which was being amortized over a 20 year period.

The aforementioned acquisition was accounted for as a purchase transaction and, accordingly, the operating results have been included in the company's consolidated financial statements since the date of acquisition. The acquisition did not have a material pro forma impact on 2001 operations.

C. ACCOUNTS AND NOTES RECEIVABLE

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate provisions have been established to cover anticipated credit losses. At December 29, 2001 and December 30, 2000, allowances for doubtful receivables of $32.3 million and $41.9 million, respectively, were applied as a reduction of current accounts and notes receivable. As of December 29, 2001, the company had one customer that accounted for approximately 10% of its trade receivables.

The company has agreements to sell, on a revolving basis, undivided interests in defined pools of accounts and notes receivable. At December 29, 2001, the defined pools of receivables amounted to $271.7 million. The proceeds from sales of such eligible receivables, primarily to Qualifying Special Purpose Entities (QSPE's), in revolving-period securitizations were $81.4 million in 2001 and $86.7 million in 2000, and these amounts have been deducted from receivables in the December 29, 2001 and December 30, 2000 consolidated balance sheets. There were no gains or losses on these sales. The company is responsible for servicing and collecting the receivables sold and held in the QSPE's. Any incremental additional costs related to such servicing and collection efforts are not significant.

D. INVENTORIES

(Millions of Dollars)	2001	2000
Finished products	$ 308.0	$ 281.4
Work in process	49.1	53.8
Raw materials	53.0	62.9
	$ 410.1	$ 398.1

Inventories in the amount of $277.0 million at December 29, 2001 and $252.5 million at December 30, 2000 were valued at the lower of LIFO cost or market. If the LIFO method had not been used, inventories would have been $49.9 million and $84.0 million higher than reported at December 29, 2001 and December 30, 2000, respectively.

E. PROPERTY, PLANT AND EQUIPMENT

(Millions of Dollars)	2001	2000
Land	$ 24.6	$ 25.4
Buildings	224.5	218.3
Machinery and equipment	904.2	913.8
Computer software	76.4	74.7
	1,229.7	1,232.2
Less: accumulated depreciation and amortization	735.4	728.5
	$ 494.3	$ 503.7

Depreciation and amortization expense for 2001, 2000 and 1999 was $71.5, $75.9 and $75.6 million, respectively. The company currently has two properties identified as held for sale with a book value of $3.0 million as of December 29, 2001.

F. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles at the end of each fiscal year, net of accumulated amortization of $88.2 million and $79.0 million, were as follows:

(Millions of Dollars)	2001	2000
Goodwill	$ 216.2	$ 160.4
Other	19.9	15.5
	$ 236.1	$ 175.9

The increase in intangibles is primarily a result of the acquisition of Contact East during 2001.

G. ACCRUED EXPENSES

(Millions of Dollars)	2001	2000
Payroll and related taxes	$ 30.3	$ 29.7
Insurance	27.2	31.3
Restructuring	21.2	12.1
Income taxes	77.2	54.8
Other	124.5	125.9
	$ 280.4	$ 253.8

H. LONG-TERM DEBT AND FINANCING ARRANGEMENTS

(Millions of Dollars)		2001	2000
Notes payable in 2002	7.4%	$ 100.0	$ 100.0
Notes payable in 2004	5.8%	120.0	120.0
Notes payable in 2007	4.5%	75.0	–
Industrial Revenue Bonds due in varying amounts to 2010	5.8-6.8%	19.6	19.6
ESOP loan guarantees, payable in varying monthly installments through 2009	6.1%	22.5	27.9
Other, including net swap receivables		(20.2)	(12.7)
		316.9	254.8
Less: current maturities		120.1	6.1
		$ 196.8	$ 248.7

The company has unused short- and long-term credit arrangements with several banks to borrow up to $350.0 million at the lower of prime or money market rates. Of this amount, $100.0 million is long-term. Commitment fees range from .06% to .08%. In addition, the company has short-term lines of credit with numerous foreign banks aggregating $112.8 million, of which $95.5 million was available at December 29, 2001. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $350.0 million is available to support the company's commercial paper program. The weighted average interest rates on short-term borrowings at December 29, 2001 and December 30, 2000 were 2.3% and 6.5%, respectively.

To manage interest costs and foreign exchange risk, the company maintains a portfolio of interest rate swap agreements. The portfolio includes currency swaps that convert $90.5 million of fixed rate United States dollar debt into 4.4% fixed rate Euro debt. The company also has currency swaps that convert $39.0 million of variable rate United States dollar debt to variable rate Euro debt (3.4% weighted average rate). See Note I for more information regarding the company's interest rate and currency swap agreements.

Aggregate annual maturities of long-term debt for the years 2003 to 2006 are $7.1 million, $101.0 million, $2.8 million and $0.6 million, respectively, and $85.3 million thereafter. Interest paid during 2001, 2000 and 1999 amounted to $33.4 million, $36.1 million and $30.8 million, respectively.

Commercial paper and Extendible Commercial Notes utilized to support working capital requirements, were $160.0 million and $187.8 million, as of December 29, 2001 and December 30, 2000, respectively.

On February 7, 2002 the company refinanced $75.0 million of commercial paper through the issuance of 5 year notes payable at a fixed interest rate of 4.5%. This $75.0 million obligation is classified under long-term debt at December 29, 2001.

I. FINANCIAL INSTRUMENTS

The company's objectives in using debt related financial instruments are to obtain the lowest cost source of funds within an acceptable range of variable to fixed-rate debt proportions and to minimize the foreign exchange risk of obligations. To meet these objectives the company enters into interest rate swap and currency swap agreements. A summary of instruments and weighted average interest rates follows. The weighted average variable pay and receive rates are based on rates in effect at the balance sheet dates. Variable rates are generally based on LIBOR or commercial paper rates with no leverage features.

(Millions of Dollars)	**2001**	2000
Currency swaps	**$ 105.3**	$ 112.0
pay rate	**4.1%**	4.6%
receive rate	**4.6%**	6.0%
maturity dates	**2004-2005**	2004-2005

The company uses purchased currency options and forward exchange contracts to reduce exchange risks arising from cross-border cash flows expected to occur over the next one year period. In addition, the company enters into forward exchange contracts to hedge intercompany loans and royalty payments. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. At December 29, 2001 and December 30, 2000, the company had forward contracts hedging intercompany loans and royalty payments totaling $20.3 million and $11.3 million, respectively. At December 29, 2001 and December 30, 2000, currency options hedged anticipated transactions totaling $136.5 million and $174.7 million, respectively. The forward contracts and options are primarily denominated in Canadian dollars, Australian dollars, Taiwanese dollars, Israeli Shekels and major European currencies and generally mature within the next one year period.

The counterparties to these interest rate and currency financial instruments are major international financial institutions. The company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The company considers the risk of default to be remote.

A summary of the carrying values and fair values of the company's financial instruments at December 29, 2001 and December 30, 2000 is as follows:

(Millions of Dollars)	2001		2000	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Long-term debt, including current portion	**$341.0**	**$346.8**	$272.2	$270.5
Currency and interest rate swaps	**(24.1)**	**(27.6)**	(17.4)	(19.5)
	$316.9	**$319.2**	$254.8	$251.0

Generally, the carrying value of the debt related financial instruments is included in the balance sheet in long-term debt. The fair values of long-term debt are estimated using discounted cash flow analyses, based on the company's marginal borrowing rates. The fair values of foreign currency and interest rate swap agreements are based on current settlement values. The carrying amount of cash equivalents and short-term borrowings approximates fair value.

J. CAPITAL STOCK

EARNINGS PER SHARE COMPUTATION The following table reconciles the weighted average shares outstanding used to calculate basic and diluted earnings per share.

(Millions of Dollars, except per share amounts)	2001	2000	1999
Net earnings	**$158.3**	$194.4	$150.0
Basic earnings per share-weighted average shares	**85,761,275**	87,407,282	89,626,424
Dilutive effect of employee stock options	**1,706,074**	260,499	260,177
Diluted earnings per share-weighted average shares	**87,467,349**	87,667,781	89,886,601
Earnings per share:			
Basic	**$ 1.85**	$ 2.22	$ 1.67
Diluted	**$ 1.81**	$ 2.22	$ 1.67

COMMON STOCK SHARE ACTIVITY The activity in common shares for each year, net of treasury stock, was as follows:

	2001	2000	1999
Outstanding, beginning of year	**85,188,252**	88,945,175	88,771,928
Issued	**1,170,480**	557,490	1,139,671
Purchased	**(1,699,985)**	(4,314,413)	(966,424)
Outstanding, end of year	**84,658,747**	85,188,252	88,945,175

COMMON STOCK RESERVED At December 29, 2001 and December 30, 2000, the number of shares of common stock reserved for future issuance under various employee and director stock plans was as follows:

	2001	2000
Employee Stock Purchase Plan	**3,797,153**	4,070,937
Stock Option Plans	**22,284,943**	13,129,214
	26,082,096	17,200,151

PREFERRED STOCK PURCHASE RIGHTS Each outstanding share of common stock has one half of a share purchase right. Each purchase right may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $220.00, subject to adjustment. The rights, which do not have voting rights, expire on March 10, 2006, and may be redeemed by the company at a price of $.01 per right at any time prior to the tenth day following the public announcement that a person has acquired beneficial ownership of 10% or more of the outstanding shares of common stock.

In the event that the company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors have deemed to be fair and in the best interest of the company), provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the company) having a market value equal to two times the exercise price of the right. At December 29, 2001, there were 42,329,374 outstanding rights. There are 250,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with the rights.

STOCK OPTIONS AND AWARDS The company has stock option plans for salaried employees, key executives and outside directors of the company. The plans primarily provide for the grant of stock options, but also permit grants of restricted stock and other awards. Options are granted at the market price of the company's stock on the date of grant and have a term of 10 years. Generally, stock options are 50% exercisable between one and three years from the anniversary of the grant and the remaining 50% are exercisable between two and five years from the anniversary of the grant.

Information regarding the company's stock option plans is summarized below:

	2001		2000		1999	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	**9,989,441**	**$27.19**	6,413,578	$28.89	4,824,891	$29.56
Granted	**1,967,352**	**38.30**	4,142,650	23.89	2,158,350	27.12
Exercised	**(833,529)**	**25.19**	(356,160)	20.12	(341,263)	21.58
Forfeited	**(1,267,380)**	**30.38**	(210,627)	22.97	(228,400)	37.15
Outstanding, end of year	**9,855,884**	**$29.17**	9,989,441	$27.19	6,413,578	$28.89
Options exercisable, end of year	**6,382,194**	**$27.71**	6,192,691	$27.28	3,608,261	$29.06

Options outstanding as of December 29, 2001 had exercise prices as follows: 3,312,359 options ranging from $18.56 to $24.97, 4,221,173 options ranging from $25.13 to $34.62 and 2,322,352 options ranging from $35.23 to $55.98. The weighted average remaining contractual life of these options is 7.7 years.

STANLEY COMMON STOCK EQUITY HEDGE The company enters into equity hedges, in the form of equity forwards on Stanley common shares, to offset the dilutive effect on earnings per share of in-the-money stock options and to reduce potential cash outflow for the repurchase of the company's stock to offset stock option exercises. The counterparties to these forward contracts are major U.S. financial institutions with whom the risk of non-performance is remote. Interim quarterly settlements are in shares of stock, not cash, and are accounted for within equity. When the price of Stanley stock has appreciated since the last quarterly interim settlement, the company receives Stanley common shares from the counterparties. When the price of Stanley stock has depreciated since the last quarterly interim settlement, the company delivers Stanley common stock from treasury shares to the counterparties.

The notional amount of the equity forward contracts at December 29, 2001 is $212 million. For the years ended December 29, 2001, December 30, 2000, and January 1, 2000 the company received 1,432,264 shares of common stock valued at $67.0 million, delivered 25,166 shares of common stock valued at $.3 million, and delivered 227,710 shares of common stock valued at $8.0 million, respectively, under the equity hedge program.

EMPLOYEE STOCK PURCHASE PLAN The Employee Stock Purchase Plan enables substantially all employees in the United States, Canada and Belgium to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the first day of the plan year ($17.32 per share for fiscal year 2001 purchases) or 85% of the fair market value of the shares on the last business day of each month. A maximum of 6,000,000 shares are authorized for subscription. During 2001, 2000 and 1999 shares totaling 273,784, 100,369, and 127,447, respectively, were issued under the plan at average prices of $17.32, $20.82 and $22.85 per share, respectively.

LONG-TERM STOCK INCENTIVE PLAN The Long-Term Stock Incentive Plan (LTSIP) provides for the granting of awards to senior management employees for achieving company performance measures. The Plan is administered by the Compensation and Organization Committee of the Board of Directors consisting of non-employee directors. Awards are generally payable in shares of common stock as directed by the Committee. Shares totaling 10,742, 41,532, and 46,746 were issued in 2001, 2000 and 1999, respectively. LTSIP expense was $.1 million in 2001, $.8 million in 2000 and $.3 million in 1999.

STOCK COMPENSATION PLAN The company accounts for stock option grants under its stock-based compensation plans and stock purchases under the Employee Stock Purchase Plan in accordance with APB No. 25. Accordingly, no compensation cost has been recognized for stock option grants since the options have exercise prices equal to the market value of the company's common stock at the date of grant. If compensation cost for the company's stock-based compensation plans had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2001	2000	1999
Pro forma net earnings (in millions)	**$ 154.5**	$ 173.2	$ 141.4
Pro forma earnings per share:			
Basic	**$ 1.80**	$ 1.98	$ 1.58
Diluted	**$ 1.77**	$ 1.97	$ 1.57

Pro forma compensation cost relating to the stock options is recognized over the six month vesting period for 2000 and prior grants and over the 3.6 year weighted average vesting period for 2001 grants. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 2.6%, 3.8% and 3.5%; expected volatility of 40% for 2001, 2000 and 1999; risk-free interest rates of 4.8%, 6.1% and 7.0%, and expected lives of 7 years. The weighted average fair value of stock options granted in 2001, 2000 and 1999 was $14.31, $8.15 and $9.92, respectively. As discussed previously under the caption "Stanley Common Stock Equity Hedge", the impact of the equity forward contract has been included in the basic shares outstanding calculation.

Employee Stock Purchase Plan compensation cost is recognized in the fourth quarter when the purchase price for the following fiscal year is established. The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the following assumptions for 2001, 2000 and 1999, respectively: dividend yield of 3.0%, 5.2% and 3.5%, expected volatility of 40% for 2001, 2000 and 1999; risk-free interest rates of 2.0%, 6.0% and 6.4%, and expected lives of one year. The weighted average fair value of those purchase rights granted in 2001, 2000 and 1999 was $8.48, $5.68 and $10.09, respectively.

K. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other Comprehensive Loss at the end of each fiscal year was as follows:

(Millions of Dollars)	2001	2000	1999
Currency translation adjustment	**($136.3)**	($123.4)	($98.8)
Minimum pension liability	**(2.9)**	(1.1)	(.4)
Cash flow hedge effectiveness	**.3**	–	–
	($138.9)	($124.5)	($99.2)

L. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) Substantially all U.S. employees may contribute from 1% to 15% of their salary to a tax deferred savings plan. Employees elect where to invest their own contributions. The company contributes an amount equal to one-half of the employee contribution up to the first 7% of their salary, all of which is invested in the company's common stock. The amounts in 2001, 2000 and 1999 under this matching arrangement were $5.8 million, $7.0 million and $7.1 million, respectively.

The company also provides a non-contributory benefit for U.S. salaried and non-union hourly employees, called the Cornerstone plan. Under this benefit arrangement, the company contributes amounts ranging from 3% to 9% of employee compensation based on age. Approximately 3,000 U.S. employees receive an additional average 1.5% contribution actuarially designed to replace the pension benefits curtailed in 2001. Contributions under the Cornerstone plan were $12.7 million in 2001, $13.0 million in 2000, and $13.9 million in 1999. Assets of the Cornerstone defined contribution plan are invested in equity securities and bonds.

Shares of the company's common stock held by the ESOP were purchased with the proceeds of external borrowings in 1989 and borrowings from the company in 1991. The external ESOP borrowings are guaranteed by the company and are included in long-term debt. Shareowners' equity reflects both the internal and the external borrowing arrangements.

Unallocated shares are released from the trust based on current period debt principle and interest payments as a percentage of total future debt principle and interest payments. These released shares along with allocated dividends, dividends on unallocated shares acquired with the 1991 loan, and shares purchased on the open market are used to fund employee contributions, employer contributions and dividends earned on participant account balances. Dividends on unallocated shares acquired with the 1989 loan are used only for debt service.

Net ESOP activity recognized is based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The company's net ESOP activity resulted in expense of $.1 million in 2001, $8.6 million in 2000 and $10.7 million in 1999.

Dividends on ESOP shares, which are charged to shareowners' equity as declared, were $13.6 million in 2001, $14.2 million in 2000 and $14.7 million in 1999. Interest costs incurred by the ESOP on external debt for 2001, 2000 and 1999 were $1.5 million, $1.9 million and $2.2 million, respectively. Both allocated and unallocated ESOP shares are treated as outstanding for purposes of computing earnings per share. As of December 29, 2001 the number of ESOP shares allocated to participant accounts was 6,001,410 and the number of unallocated shares was 7,637,039. The fair value of the unallocated ESOP shares at December 29, 2001 was $355.3 million.

PENSION AND OTHER BENEFIT PLANS The company sponsors pension plans covering most domestic hourly and executive employees, and approximately 2,250 foreign employees. Benefits are generally based on salary and years of service, except for collective bargaining employees whose benefits are based on a stated amount for each year of service.

In 2001, the company curtailed the U.S. salaried and non-union hourly plan with respect to eliminating the impact from future salary increases on benefits, resulting in a curtailment gain of $29.3 million. The company expects to settle the pension obligations to participants in 2002.

The company's funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. Plan assets are invested in equity securities, bonds, real estate and money market instruments. If the plans are terminated or merged with another plan within three years following a change in control of the company, any excess plan assets are to be applied to increase the benefits of all participants.

The company contributes to multi-employer plans for certain collective bargaining U.S. employees. In addition, various other defined contribution plans are sponsored worldwide.

(Millions of Dollars)	**2001**	2000	1999
Multi-employer plan expense	**$ .5**	$ .5	$ .2
Defined contribution plan expense	**$ 3.3**	$ 2.3	$ 1.9

The components of net periodic pension cost are as follows:

	U.S. Plans			**Non-U.S. Plans**		
(Millions of Dollars)	**2001**	2000	1999	**2001**	2000	1999
Service cost	**$ 2.6**	$ 3.0	$ 3.8	**$ 4.7**	$ 5.6	$ 4.6
Interest cost	**19.4**	20.8	21.8	**7.5**	7.3	7.6
Expected return on plan assets	**(34.0)**	(36.8)	(33.8)	**(10.9)**	(11.7)	(12.0)
Amortization of transition asset	**(.6)**	(.6)	(.6)	**(.1)**	(.1)	(.1)
Amortization of prior service cost	**1.0**	.9	.8	**.3**	.3	.3
Actuarial (gain) loss	**(3.7)**	(4.2)	.2	**–**	(.8)	1.5
Curtailment gain	**(29.3)**	–	–	**–**	(1.4)	(.5)
Net periodic pension (income) expense	**$(44.6)**	$(16.9)	$(7.8)	**$1.5**	(.8)	$1.4

The company provides medical and dental benefits for certain retired employees in the United States. In addition, domestic employees who retire from active service are eligible for life insurance benefits. Net periodic postretirement benefit expense was $1.8 million in 2001, $1.7 million in 2000 and $2.3 million in 1999.

The changes in the pension and other postretirement benefit obligations, fair value of plan assets as well as amounts recognized in the consolidated balance sheets, are shown below:

	PENSION BENEFITS				**OTHER BENEFITS**	
	U.S. Plans		**Non-U.S. Plans**		**U.S. Plans**	
(Millions of Dollars)	**2001**	2000	**2001**	2000	**2001**	2000
Change in benefit obligation:						
Benefit obligation at end of prior year	**$ 262.6**	$ 291.7	**$ 120.1**	$ 134.6	**$ 14.4**	$ 16.3
Service cost	**2.6**	3.0	**4.7**	5.6	**.6**	.7
Interest cost	**19.4**	20.8	**7.5**	7.3	**1.2**	1.0
Curtailment gain	**(29.7)**	–	**–**	–	**–**	–
Change in discount rate	**14.8**	–	**2.1**	–	**.7**	–
Actuarial (gain) loss	**17.4**	(8.5)	**4.5**	(4.6)	**2.7**	(1.9)
Plan amendments	**1.6**	1.9	**1.5**	.7	**–**	–
Foreign currency exchange rates	**–**	–	**(4.6)**	(9.3)	**–**	–
Benefits paid	**(39.2)**	(46.3)	**(5.5)**	(14.2)	**(1.7)**	(1.7)
Benefit obligation at end of year	**$ 249.5**	$ 262.6	**$ 130.3**	$ 120.1	**$ 17.9**	$ 14.4
Change in plan assets:						
Fair value of plan assets at end of prior year	**$ 406.8**	$ 416.2	**$ 142.9**	$ 167.0	**$ –**	$ –
Actual return on plan assets	**28.6**	35.8	**(15.2)**	.4	**–**	–
Foreign currency exchange rate changes	**–**	–	**(5.2)**	(11.9)	**–**	–
Employer contribution	**.7**	1.1	**2.6**	1.6	**1.7**	1.7
Benefits paid	**(39.2)**	(46.3)	**(5.5)**	(14.2)	**(1.7)**	(1.7)
Fair value of plan assets at end of plan year	**$ 396.9**	$ 406.8	**$ 119.6**	$ 142.9	**$ –**	$ –
Funded status-assets in excess (less than) benefit obligation	**$ 147.4**	$ 144.2	**$ (10.7)**	$ 22.8	**$ (17.9)**	$ (14.4)
Unrecognized prior service cost	**7.1**	6.5	**4.8**	4.1	**.1**	.2
Unrecognized net actuarial (gain) loss	**(90.8)**	(131.6)	**24.4**	(7.2)	**1.8**	(1.7)
Unrecognized net asset at transition	**(.6)**	(1.3)	**–**	(.7)	**–**	–
Net amount recognized	**$ 63.1**	$ 17.8	**$ 18.5**	$ 19.0	**$ (16.0)**	$ (15.9)
Amounts recognized in the consolidated balance sheet:						
Prepaid benefit cost	**$ 75.9**	$ 28.9	**$ 23.9**	$ 23.2	**$ –**	$ –
Accrued benefit liability	**(19.3)**	(13.5)	**(5.9)**	(4.3)	**(16.0)**	(15.9)
Intangible asset	**3.6**	1.3	**.5**	.1	**–**	–
Accumulated other comprehensive loss	**2.9**	1.1	**–**	–	**–**	–
Net amount recognized	**$ 63.1**	$ 17.8	**$ 18.5**	$ 19.0	**$ (16.0)**	$ 15.9

Weighted average assumptions used:

	PENSION BENEFITS				OTHER BENEFITS	
	U.S. Plans		Non-U.S. Plans		U.S. Plans	
	2001	2000	**2001**	2000	**2001**	2000
Discount rate	**7.0%**	7.5%	**6.0%**	6.25%	**7.0%**	7.5%
Average wage increase	**4.0%**	4.0%	**3.5%**	3.5%	**–**	–
Expected return on plan assets	**9.0%**	9.0%	**8.5%**	8.5%	**–**	–

Pension plans in which accumulated benefit obligation exceeds plan assets at year end:

	U.S. Plans		Non-U.S. Plans	
	2001	2000	**2001**	2000
Projected benefit obligation	**$ 21.1**	$ 15.6	**$ 30.3**	$ 6.2
Accumulated benefit obligation	**$ 18.8**	$ 13.8	**$ 24.2**	$ 4.3
Fair value of plan assets	**$ –**	$ –	**$ 19.0**	$ 1.5

The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 12.0% for 2002 reducing gradually to 6% by 2012 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated postretirement benefit obligation by $.6 million at December 29, 2001 and net periodic postretirement benefit cost for fiscal 2001 by $.1 million.

M. OTHER COSTS AND EXPENSES

Interest-net for 2001, 2000 and 1999 included interest income of $6.7, $7.5 and $5.4 million, respectively.

Other-net in 2001 includes a pre-tax nonrecurring pension curtailment gain of $29.3 million, or $.22 per share, net of taxes. Other-net in 1999 includes a gain on the termination of a cross-currency financial instrument of $11.4 million ($.08 per share).

Advertising costs are expensed as incurred and amounted to $43.3 million in 2001, $48.7 million in 2000 and $50.2 million in 1999.

N. RESTRUCTURING AND ASSET IMPAIRMENTS

In 2001, the company undertook new initiatives to reduce its cost structure and executed several business repositionings intended to improve its competitiveness. These actions have or will result in the closure of thirteen facilities and a net employment reduction of approximately 2,100 production, selling and administrative people. As a result, the company recorded $18.3 million and $54.1 million of restructuring and asset impairment charges in the first and fourth quarters, respectively. Reserves were established for these initiatives consisting of $54.8 million for severance, $10.4 million for asset impairment charges and $7.2 million for other exit costs. The charges for asset impairments are primarily related to manufacturing and other assets that are being retired and disposed of as a result of the closure of manufacturing facilities. The majority of these assets are written down to zero as they have no future internal use and nominal market value. These initiatives are expected to be significantly completed by the middle of 2003.

In 1999, the company completed an evaluation of the remaining reserves that were established in 1997 for restructuring initiatives and determined that certain projects would be cancelled in order to reapply company resources to higher payback areas. Accordingly, in the fourth quarter of 1999, the company reversed $62 million of reserves established for such actions.

Also in 1999, new projects were approved to achieve improved cost productivity. These new initiatives included facility closures and the related relocation of production, a reduction in workforce in administrative functions and the outsourcing of non-core activities as well as the related asset impairments. The company recorded restructuring and asset impairment related to these new initiatives of $40 million, of which $30 million related to severance, $8 million related to asset impairments and $2 million related to other exit costs.

In 2000, the company completed the restructuring initiatives announced in 1997 and 1999 and will be incurring $2.0 million of certain run-off expenditures, primarily related to non-cancelable leases over the next two years.

At December 29, 2001 and December 30, 2000, restructuring and asset impairment reserve balances were $38.5 million and $19.1 million, of which $5.8 million and $3.3 million relate to the impairment of assets, respectively. The December 29, 2001 balance relates primarily to 2001 fourth quarter initiatives.

As of December 29, 2001, 66 manufacturing and distribution facilities have been closed as a result of the restructuring initiatives since 1997. In 2001, 2000, and 1999, approximately 2,100, 900, and 2,300 employees have been terminated as a result of restructuring initiatives, respectively. Severance payments of $41.7 million, $29.1 million, and $44.4 million and other exit payments of $3.4 million, $3.1 million, and $17.0 million were made in 2001, 2000, and 1999, respectively. Write-offs of impaired assets were $7.9 million, $7.0 million, and $13.2 million in 2001, 2000, and 1999, respectively.

C. BUSINESS SEGMENT AND GEOGRAPHIC AREA

The company operates worldwide in two reportable business segments: Tools and Doors. The Tools segment includes carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. The Doors segment includes commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor and door and consumer hardware.

BUSINESS SEGMENTS

(Millions of Dollars)	2001	2000	1999
Net Sales			
Tools	**$ 2,022.1**	$ 2,142.5	$ 2,116.2
Doors	**602.3**	606.4	635.6
Consolidated	**$ 2,624.4**	$ 2,748.9	$ 2,751.8
Operating Profit			
Tools	**$ 265.6**	$ 285.7	$ 248.1
Doors	**63.8**	55.1	41.7
	329.4	340.8	289.8
Restructuring charges, asset impairments, and transition and other costs	**(72.4)**	–	(33.6)
Interest-net	**(25.6)**	(27.1)	(27.9)
Other-net	**5.3**	(20.0)	2.5
Earnings before income taxes	**$ 236.7**	$ 293.7	$ 230.8
Segment Assets			
Tools	**$ 1,615.8**	$ 1,502.4	$ 1,455.1
Doors	**318.0**	260.3	306.4
	1,933.8	1,762.7	1,761.5
Corporate assets	**121.9**	122.1	129.1
Consolidated	**$ 2,055.7**	$ 1,884.8	$ 1,890.6
Capital Expenditures			
Tools	**$ 59.8**	$ 44.5	$ 90.2
Doors	**13.3**	19.9	12.7
Consolidated	**$ 73.1**	$ 64.4	$ 102.9
Depreciation and Amortization			
Tools	**$ 69.0**	$ 66.2	$ 70.1
Doors	**13.9**	17.1	15.5
Consolidated	**$ 82.9**	$ 83.3	$ 85.6

The company assesses the performance of its reportable business segments using operating profit, which follows the same accounting policies as those described in Note A. Operating profit excludes interest-net, other-net, and income tax expense. In addition, operating profit excludes restructuring and asset impairments, restructuring-related transition costs associated with the company's restructuring plans and other non-recurring costs. Corporate and shared expenses are allocated to each segment. Sales between segments are not material. Segment assets primarily include accounts receivable, inventory, other current assets, property, plant and equipment, intangible assets and other miscellaneous assets. Corporate assets and unallocated assets are cash, deferred income taxes and certain other assets. Geographic net sales and long-lived assets are attributed to the geographic regions based on the geographic location of the Stanley subsidiary.

Sales to Home Depot were approximately 19%, 17% and 15% of consolidated net sales in 2001, 2000 and 1999, respectively. For 2001, 2000 and 1999, net sales to this one customer amounted to approximately 45%, 42% and 38%, respectively, for the Doors segment and approximately 11%, 10% and 10%, respectively, for the Tools segment.

GEOGRAPHIC AREAS

(Millions of Dollars)	2001	2000	1999
Net Sales			
United States	**$ 1,885.2**	$ 1,984.0	$ 1,962.5
Other Americas	**185.4**	203.3	199.0
Europe	**456.7**	459.3	493.2
Asia	**97.1**	102.3	97.1
Consolidated	**$ 2,624.4**	$ 2,748.9	$ 2,751.8
Long-Lived Assets			
United States	**$ 593.5**	$ 458.3	$ 442.1
Other Americas	**28.5**	31.3	28.1
Europe	**254.1**	266.7	286.3
Asia	**38.2**	34.2	36.7
Other	**–**	–	6.4
Consolidated	**$ 914.3**	$ 790.5	$ 799.6

P. INCOME TAXES

Significant components of the company's deferred tax liabilities and assets as of the end of each fiscal year were as follows:

(Millions of Dollars)	2001	2000
Deferred tax liabilities:		
Depreciation	**$ 78.0**	$ 82.4
Other	**5.8**	16.4
Total deferred tax liabilities	**83.8**	98.8
Deferred tax assets:		
Employee benefit plans	**16.5**	26.4
Doubtful accounts	**10.8**	16.1
Inventories	**7.7**	13.8
Amortization of intangibles	**14.7**	16.4
Accruals	**12.8**	13.9
Restructuring charges	**14.9**	20.7
Foreign and state operating loss carryforwards	**21.0**	16.1
Other	**.8**	6.9
	99.2	130.3
Valuation allowance	**(21.0)**	(16.1)
Total deferred tax assets	**78.2**	114.2
Net deferred tax (liabilities) asset	**$ (5.6)**	$ 15.4

Valuation allowances reduced the deferred tax asset attributable to foreign and state loss carryforwards to the amount that, based upon all available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future taxable income and capital gains in specific foreign countries and specific states, or changes in circumstances which cause the recognition of the benefits to become more likely than not.

Income tax expense consisted of the following:

(Millions of Dollars)	2001	2000	1999
Current:			
Federal	**$ 24.1**	$ 40.1	$ 25.3
Foreign	**19.6**	16.7	13.7
State	**5.9**	7.0	5.6
Total current	**49.6**	63.8	44.6
Deferred (benefit):			
Federal	**33.4**	34.7	32.1
Foreign	**(7.0)**	(2.9)	.8
State	**2.4**	3.7	3.3
Total deferred (benefit)	**28.8**	35.5	36.2
Total	**$ 78.4**	$ 99.3	$ 80.8

Income taxes paid during 2001, 2000 and 1999 were $41.4 million and $59.7 million and $22.4 million, respectively.

The reconciliation of federal income tax at the statutory federal rate to income tax at the effective rate was as follows:

(Millions of Dollars)	2001	2000	1999
Tax at statutory rate	**$ 82.8**	$ 102.8	$ 80.8
State income taxes, net of federal benefits	**5.4**	6.7	5.8
Difference between foreign and federal income tax	**(15.9)**	(7.0)	(4.5)
Other-net	**6.1**	(3.2)	(1.3)
Income taxes	**$ 78.4**	$ 99.3	$ 80.8

The components of earnings before income taxes consisted of the following:

(Millions of Dollars)	2001	2000	1999
United States	**$ 212.9**	$ 267.5	$ 201.0
Foreign	**23.8**	26.2	29.8
Total pretax earnings	**$ 236.7**	$ 293.7	$ 230.8

Undistributed foreign earnings of $62.2 million at December 29, 2001 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

Q. COMMITMENTS

Future minimum lease payments under noncancelable operating leases, principally related to facilities, vehicles, machinery and equipment, in millions of dollars, as of December 29, 2001 were $13.6 in 2002, $21.6 in 2003, $20.4 in 2004, $4.9 in 2005, $3.2 in 2006 and $11.2 thereafter. Minimum payments have not been reduced by minimum sublease rentals of $4.1 million due in the future under noncancelable subleases. Rental expense for operating leases amounted to $36.8 million in 2001, $46.3 million in 2000 and $42.7 million in 1999.

The company has entered into certain outsourcing arrangements, principally related to information systems, telecommunications and freight administration, which expire at various dates through 2009. The future estimated minimum payments under these commitments, in millions of dollars, as of December 29, 2001 were $12.9 in 2002, $9.6 in 2003, $8.0 in 2004, $7.7 in 2005, $7.7 in 2006 and $15.7 thereafter.

R. CONTINGENCIES

In the normal course of business, the company is involved in various lawsuits and claims. In addition, the company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the company, along with many other companies, has been named as a potentially responsible party (PRP) in a number of administrative proceedings for the remediation of various waste sites, including nine active Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that the company's volumetric contribution at these sites is relatively small.

The company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of December 29, 2001, the company had reserves of $14.6 million, primarily for remediation activities associated with company-owned properties as well as for Superfund sites.

The environmental liability for certain sites that have cash payments that are fixed or reliably determinable have been discounted at a rate of 6%. As of December 29, 2001, the discounted and undiscounted amount of the liability relative to these sites is $8.2 million and $6.3 million, respectively. The payments relative to these sites in millions of dollars, are expected to be $4.9 in 2002, $2.0 in 2003, $.4 in 2004, $.4 in 2005, $.4 in 2006 and $4.6 thereafter.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.

S. SUBSEQUENT EVENT

On February 8, 2002, the company filed a Form S-4 Registration Statement with the U.S. Securities and Exchange Commission for approval of a reorganization to reincorporate the company in Bermuda.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(Millions of Dollars, except per share amounts)	Quarter				Year
	First[A]	Second	Third[B]	Fourth[C]	
2001					
Net sales	**$ 626.2**	**$ 676.5**	**$ 676.1**	**$ 645.6**	**$2,624.4**
Gross profit	**227.7**	**239.2**	**239.3**	**216.9**	**923.1**
Selling, general and administrative expenses	**153.5**	**151.0**	**152.1**	**137.1**	**593.7**
Restructuring charges and asset impairments	**18.3**	**0.0**	**0.0**	**54.1**	**72.4**
Net earnings	**46.6**	**50.7**	**54.5**	**6.5**	**158.3**
Net earnings per share:					
Basic	**$ .54**	**$ .59**	**$ .64**	**$ .08**	**$ 1.85**
Diluted	**$ .54**	**$ .58**	**$ .62**	**$ .07**	**$ 1.81**
2000					
Net sales	$ 695.4	$ 702.8	$ 684.4	$ 666.3	$2,748.9
Gross profit	257.4	255.7	245.0	239.3	997.4
Selling, general and administrative expenses	171.9	168.1	162.2	154.4	656.6
Net earnings	48.2	50.6	48.7	46.9	194.4
Net earnings per share:					
Basic	$ .54	$ .58	$ .56	$ .54	$ 2.22
Diluted	$ .54	$ .58	$ .56	$ .54	$ 2.22

[A] First quarter restructuring and asset impairment charges include $17 million for severance and $1 million for other exit costs. First quarter results also include a pension curtailment gain of $29 million, and $11 million in special charges related to several business repositionings and a series of initiatives at Mac Tools. The $11 million was classified in the statement of operations as follows: $6 million in cost of sales, $3 million in selling general and administrative expenses and $2 million in other-net.

[B] Third quarter results include $5 million of special charges for non-recurring severance recorded in selling, general and administrative expenses offset by $5 million in special credits for one-time tax benefits.

[C] Fourth quarter restructuring and asset impairment charges include $38 million for severance, $10 million for asset impairments, and $6 million for other exit costs. Also included in fourth quarter results is a $6 million special charge to cost of sales for disposition of inventory for discontinued manufacturing plants and SKUs.

CORPORATE INFORMATION

BOARD OF DIRECTORS



John G. Breen[2,4]
Retired; former Chairman
The Sherwin Williams Company



Robert G. Britz[3,5]
President, Co-Chief Operating Officer
and Executive Vice Chairman
The New York Stock Exchange



Stillman B. Brown[1,4,5]
Managing General Partner
Harcott Associates Investments



Emmanuel A. Kampouris[3,5]
Retired; former Chairman
President and Chief Executive Officer
American Standard Companies, Inc.



Eileen S. Kraus[1,2,4]
Retired; former Chairman
Connecticut Fleet National Bank



John D. Opie[2,3]
Retired; former Vice Chairman
of the Board and Executive Officer
General Electric Company



Derek V. Smith[2,5]
President and Chief Executive Officer
ChoicePoint, Inc.



John M. Trani[1]
Chairman and Chief Executive Officer
The Stanley Works



Kathryn D. Wriston[1,3,4]
Director of various organizations

1 Member of the Executive Committee 2 Member of the Audit Committee 3 Member of the Board Affairs Committee 4 Member of the Finance and Pension Committee 5 Member of the Compensation and Organization Committee

EXECUTIVE OFFICERS

Bruce H. Beatt
Vice President,
General Counsel & Secretary
(2000)

William D. Hill
Vice President,
Engineering & Technology
(1997)

Paul M. Isabella
Vice President,
Operations
(1999)

Kenneth O. Lewis
Vice President,
Marketing & Brand Development
(1997)

James M. Loree
Vice President,
Finance & Chief Financial Officer
(1999)

Mark J. Mathieu
Vice President,
Human Resources
(1997)

Donald R. McIlnay
President,
Consumer Sales Americas
(1999)

Paul W. Russo
Vice President,
Strategy & Development
(1995)

John M. Trani
Chairman &
Chief Executive Officer
(1997)

(JOINED STANLEY)



THE STANLEY CENTER FOR LEARNING AND INNOVATION was recently constructed adjacent to our World Headquarters building in New Britain, Connecticut. This represents part of the company's commitment to share best practices cross-functionally, develop world-class competencies and maximize team effectiveness. Stanley's 2002 annual shareowners' meeting will be held here.

INVESTOR AND SHAREOWNER INFORMATION

COMMON STOCK The Stanley Works common stock is listed on the New York Stock Exchange under the abbreviated ticker symbol "SWK"; and is a component of the S&P 500 Composite Stock Price Index.

COMMON STOCK (DOLLARS PER SHARE)

	PRICE				DIVIDENDS	
	2001		2000		**2001**	2000
	High	**Low**	High	Low		
First Quarter	**38.35**	**28.06**	30 1/8	22 1/4	**$.23**	$.22
Second Quarter	**41.99**	**31.60**	30 3/8	23	**.23**	.22
Third Quarter	**45.80**	**32.64**	28 7/16	22 1/4	**.24**	.23
Fourth Quarter	**46.85**	**34.60**	31 3/16	18 7/16	**.24**	.23
					$.94	$.90

DIVIDENDS The Stanley Works has an impressive and truly unique dividend record over the long haul:

> Our record of annual dividend payments is unmatched by any industrial company listed on the New York Stock Exchange – ***125 consecutive years.***

> Our quarterly dividend record is the longest of any industrial company listed on the New York Stock Exchange – ***427 consecutive quarters.***

> We have increased dividends in each of the past ***34 years***, and in that same period, an investment in Stanley stock grew at a compound annual rate of 13%.

DIVIDEND PER SHARE IN DOLLARS **$.94 PER SHARE**



$.94
$.57
$.22
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

TRANSFER AGENT AND REGISTRAR All shareowner inquiries, including transfer-related matters, should be directed to: EquiServe Limited Partnership, Servicing Agent for State Street Bank and Trust Company, P.O. Box 8200, Boston, MA 02266-8200 — (800) 543-6757. http://www.equiserve.com

CORPORATE OFFICES The company's principal corporate offices are located at: 1000 Stanley Drive, New Britain, CT 06053 (860) 225-5111

ANNUAL MEETING The annual meeting of The Stanley Works will be held at the Stanley Center For Learning and Innovation, 1000 Stanley Drive, New Britain, Connecticut. A formal notice of the meeting together with a proxy statement has been mailed to shareowners with this annual report.

INDEPENDENT AUDITORS Ernst & Young LLP, 225 Asylum Street, Hartford, Connecticut 06103

FINANCIAL & INVESTOR COMMUNICATIONS The Stanley Works investor relations department provides information to shareowners and the financial community. We encourage inquiries and will provide services which include:

> Fulfilling requests for annual reports, proxy statements, Form 10-Q, Form 10-K, copies of press releases and other company information.

> Meetings with securities analysts and fund managers.

Contact The Stanley Works investor relations department at our corporate offices by calling Gerard J. Gould, Vice President, Investor Relations at (860) 827-3833. We make quarterly news releases available on-line on the Internet on the day that results are released to the news media. The Stanley Works news releases and a variety of shareowner information can be found at the company's website: http://www.stanleyworks.com. Stanley shareowners are also able to call toll-free (800) 499-9202 to request a copy of the most recent quarterly release.

DIVIDEND REINVESTMENT PLAN AND STOCK PURCHASE PROGRAM Shareowners may invest funds, have dividends automatically reinvested in Stanley common stock and/or make optional cash payments to increase their common stock investment. Inquiries regarding this service should be directed to: InvestLink® Program, State Street Bank and Trust Company, P.O. Box 8200, Boston, MA 02266-8200 — (800) 543-6757. http://www.equiserve.com

DESIGN > JAMES PETTUS/KELLER & COMPANY PRINCIPAL PHOTOGRAPHY > JIM COON PRINTING > ALLIED PRINTING SERVICES, INC.

BOSTITCH

Goldblatt

JENSEN

LaBounty

MAC TOOLS

PROTO

Vidmar

ZAG

STANLEY®

[MEASURABLE DIFFERENCES]

©2002 THE STANLEY WORKS STWKS-AR-02